     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 12, 2000



                                                      REGISTRATION NO. 333-30628

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  AVIGEN, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             8731                            13-3647113
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                      1201 HARBOR BAY PARKWAY, SUITE 1000
                               ALAMEDA, CA 94502
                                 (510) 748-7150

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             JOHN J. MONAHAN, PH.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  AVIGEN, INC.
                      1201 HARBOR BAY PARKWAY, SUITE 1000
                               ALAMEDA, CA 94502
                                 (510) 748-7150
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

                COOLEY GODWARD LLP                                CRAVATH, SWAINE & MOORE
              ALAN C. MENDELSON, ESQ.                               JOHN W. WHITE, ESQ.
               BRETT D. WHITE, ESQ.                                   WORLDWIDE PLAZA
               FIVE PALO ALTO SQUARE                                 825 EIGHTH AVENUE
                3000 EL CAMINO REAL                               NEW YORK, NY 10019-7475
             PALO ALTO, CA 94306-2155                                 (212) 474-1000
                  (650) 843-5000

                  APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:
  As soon as possible after the effective date of this Registration Statement

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION
    IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED APRIL 12, 2000


PROSPECTUS


                                2,000,000 SHARES


                                 [AVIGEN LOGO]
                                  COMMON STOCK
                              $         PER SHARE
                               ------------------

     We are selling 2,000,000 shares of our common stock. We have granted the underwriters a 30-day option to purchase up to an additional 300,000 shares of common stock to cover over-allotments.



     Our common stock is quoted on the Nasdaq National Market under the symbol "AVGN." The last reported sale price of our common stock on the Nasdaq National Market on April 11, 2000 was $36.00 per share.


                               ------------------

     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                                                                PER SHARE                TOTAL
                                                           -------------------    -------------------
Public Offering Price....................................  $                      $
Underwriting Discount....................................  $                      $
Proceeds to Avigen, Inc. (before expenses)...............  $                      $

     The underwriters expect to deliver the shares to purchasers on or about
               , 2000.

                               ------------------

SALOMON SMITH BARNEY
                                    CIBC WORLD MARKETS
                                                          ING BARINGS
          , 2000

Description of artwork for EDGAR


INSIDE COVER

[Diagram illustrating the basic principles of delivering genes to patients using AAV vectors. The diagram shows the structure of an AAV virus, a twenty equal-sided geometric figure containing DNA strands. An arrow points to an AAV virus broken apart, the AAV viral genes removed and the therapeutic gene added. This is shown as an AAV vector. The AAV vector is depicted as being injected into the muscle tissue of the patient. The therapeutic protein is depicted as entering the patient's cells.]

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.
                               ------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    2
Summary Financial Information...............................    4
Risk Factors................................................    5
Information Regarding Forward-Looking Statements............   13
Use of Proceeds.............................................   14
Market Price of Common Stock................................   14
Dividend Policy.............................................   14
Capitalization..............................................   15
Dilution....................................................   16
Selected Financial Data.....................................   17
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   18
Business....................................................   21
Management..................................................   34
Principal Stockholders......................................   36
Underwriting................................................   37
Legal Matters...............................................   39
Experts.....................................................   39
Where You Can Find More Information.........................   39
Incorporation by Reference..................................   40


     The Avigen logo, the name Avigen and Coagulin-A and Coagulin-B are trademarks of Avigen. This prospectus also contains trademarks of companies other than Avigen.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including the "Risk Factors" section. In addition, we incorporate by reference important business and financial information in this prospectus.

OUR COMPANY

  OVERVIEW

     We are a leader in the development of gene therapy products for the treatment of inherited diseases. We are developing our proprietary adeno-associated virus vector technology, known as "AAV vectors," to deliver DNA to patients that are suffering from genetic diseases. AAV vectors are a relatively new system for gene therapy. We believe our AAV vectors can be used to deliver genes for the treatment of hemophilia, Gaucher disease, hereditary emphysema and b-Thalassemia.

     All of our products in development are based on our proprietary gene delivery technology in AAV vectors. Adeno-associated virus, or "AAV," is a common, harmless human virus present in over 90% of the human population. AAV vectors take advantage of the natural efficiency with which viruses deliver genes to cells without the safety concerns of disease-related viruses.

     We believe our AAV vector gene therapy approach offers novel treatment alternatives for diseases that are currently poorly addressed. We believe benefits of our AAV vector gene therapy technology include:

     - SAFETY. AAV has never been associated with a human disease of any kind.

     - EFFICIENCY. AAV by nature is very efficient at delivering genes to cells.

     - VERSATILITY. AAV vectors are capable of delivering the vast majority of genes to a wide range of cell types.

     - SIMPLICITY. AAV vectors can be administered to the patient in a simple procedure on an outpatient basis.

     - STABILITY. AAV vectors are stable under a wide range of conditions.

  OUR PRODUCTS

     We are applying our AAV vector gene therapy technology initially to develop products to address the following five genetic diseases: Hemophilia A, Hemophilia B, Gaucher disease, hereditary emphysema and b-Thalassemia. Industry analysts estimate that current sales of protein therapeutics to treat these diseases exceed $2 billion annually in the United States alone.

     Our initial product candidate is Coagulin-B for the treatment of Hemophilia
B. Hemophilia B is a blood clotting disorder characterized by the reduction or absence of a protein called factor IX. Hemophilia B is a genetic disease that primarily affects males. Hemophilia B affects approximately one in every 30,000 males, afflicting an estimated 10,000 - 15,000 individuals in developed countries worldwide. We believe the cost of treating Hemophilia B patients in the United States is over $400 million per year.

     In our preclinical studies, we treated five dogs suffering from Hemophilia
B. Following a single administration into the muscle, our AAV vector containing the gene for factor IX demonstrated that it could produce sustained levels of factor IX protein in the dogs for over a year with a corresponding improvement in blood clotting. In the dogs receiving the greatest quantities of our AAV vector, the levels were above 1% of normal level, a level that is known to be beneficial to humans. These data provided strong support for the feasibility of using the same approach to treat hemophilia patients and formed the basis for FDA approval to begin clinical trials in humans.

     On June 2, 1999, we began a Phase I/II clinical trial with Coagulin-B. After delivering Coagulin-B into the thigh muscle, factor IX protein activity was detected in the blood of the first two of the three hemophilia patients treated at the lowest of three dosage levels. The increase in factor IX protein activity correlated with a significant reduction of factor IX protein usage by the first two patients. These patients began to make factor IX protein within eight weeks of being treated with Coagulin-B and as of six months continue to express factor IX. The third patient, treated at this lowest dose, showed no increase in his factor IX protein levels. To date no adverse effects have been detected in any of these patients.

  OUR BUSINESS STRATEGY

     We are committed to being a leader in the development of gene-based products through the application of our proprietary AAV vector gene delivery technology. To achieve this goal, we are pursuing a focused strategy that includes:

     - REDUCING DRUG DEVELOPMENT RISK BY PURSUING GENETIC DISEASES WITH WELL-DEFINED GENE FUNCTION. We focus our drug discovery activities and expenditures on applications of our AAV vector technology to develop drug candidates that address genetic diseases that are well understood.

     - RETAINING DEVELOPMENT AND COMMERCIALIZATION RIGHTS FOR OUR PRODUCTS IN THE UNITED STATES. Our strategy is to retain all rights to our products and directly market them to patients and physicians in the United States with a small, specialized sales force.

     - ENSURING THAT WE HAVE THE INTELLECTUAL PROPERTY NEEDED TO FREELY DEVELOP OUR PRODUCTS AND PROTECT OUR MARKET. We aggressively pursue patents and licenses to cover all of the technology we develop or use.
                            ------------------------

     Avigen was incorporated in October 1992. Our principal executive offices are located at 1201 Harbor Bay Parkway, Suite 1000, Alameda, California 94502, and our telephone number is (510) 748-7150. Our Web site address is www.avigen.com. We do not incorporate by reference into this prospectus the information on our Web site, and you should not consider it as part of this prospectus.

THE OFFERING


Common stock offered........................    2,000,000 shares



Common stock outstanding after this
offering....................................    16,998,632 shares


Use of proceeds.............................
                                                To fund research and
                                                development, preclinical studies
                                                and clinical trials of our drug
                                                candidates, working capital and
                                                general corporate purposes

Nasdaq National Market symbol...............
                                                "AVGN"


     Unless we otherwise indicate, the information in this prospectus does not take into account the issuance of up to 300,000 shares of common stock which the underwriters have the option to purchase solely to cover over-allotments. If the underwriters exercise their over-allotment option in full, 17,298,632 shares of common stock will be outstanding after the offering.


     The number of shares of common stock to be outstanding immediately after the offering is based upon shares outstanding as of December 31, 1999 and does not take into account 3,868,885 shares of common stock issuable upon exercise of options and warrants outstanding at a weighted average exercise price of $8.03 per share, and 715,368 shares reserved under our existing stock option plan and employee stock purchase plan.

                             SUMMARY FINANCIAL DATA

                                    PERIOD FROM
                                    OCTOBER 22,
                                        1992
                                    (INCEPTION)                                  SIX MONTHS ENDED
                                      THROUGH         YEARS ENDED JUNE 30,         DECEMBER 31,
                                    DECEMBER 31,   ---------------------------   -----------------
                                        1999        1997      1998      1999      1998      1999
                                    ------------   -------   -------   -------   -------   -------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Grant revenue....................     $    587     $    98   $    --   $   185   $   174   $    39
Expenses:
  Research and development.......       28,466       4,033     6,235     6,490     3,097     3,378
  General and administrative.....       15,050       2,352     2,990     3,445     1,597     2,006
                                      --------     -------   -------   -------   -------   -------
     Total expenses..............       43,516       6,385     9,225     9,935     4,694     5,384
Net interest income..............        1,155         710       365       148        46       502
Other income (expense)...........          154          (1)      (17)       (9)       (2)       (6)
                                      --------     -------   -------   -------   -------   -------
Net loss.........................     $(41,620)    $(5,578)  $(8,877)  $(9,611)  $(4,476)  $(4,849)
                                      ========     =======   =======   =======   =======   =======
Net loss per share..............................   $ (0.77)  $ (1.22)  $ (0.99)  $ (0.54)  $ (0.37)
                                                   =======   =======   =======   =======   =======
Weighted average shares outstanding.............     7,286     7,298     9,684     8,310    13,105

     The as-adjusted information that follows gives effect to this offering and assumes no exercise of the underwriters' over-allotment option.


                                                                DECEMBER 31, 1999
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities............  $ 48,863    $115,918
Total assets................................................    50,396     117,451
Deficit accumulated during the development stage............   (41,620)    (41,620)
Total stockholders' equity..................................    48,901     115,956

                                  RISK FACTORS

     An investment in our common stock involves significant risks. You should carefully consider the following risks before you decide to buy our common stock.

WE EXPECT TO CONTINUE TO OPERATE AT A LOSS, AND WE MAY NEVER ACHIEVE
PROFITABILITY

     Since our inception in 1992, we have not been profitable, and we cannot be certain that we will ever achieve and sustain profitability. To date, we have been engaged in research and development activities and have not generated any revenues from product sales. As of December 31, 1999, we had an accumulated deficit of $41.6 million. The process of developing our products will require significant research and development, preclinical testing and clinical trials, as well as regulatory approval. We expect these activities, together with our general and administrative expenses, to result in operating losses for the foreseeable future. Our ability to achieve profitability will depend, in part, on our ability to successfully complete development of our proposed products, obtain required regulatory approvals and manufacture and market our products directly or through partners.

THE RESULTS OF OUR CLINICAL TRIALS FOR COAGULIN-B FOR THE TREATMENT OF HEMOPHILIA B ARE BASED ON A SMALL NUMBER OF PATIENTS OVER A SHORT PERIOD OF TIME, AND THE SUCCESSES REPORTED MAY NOT BE INDICATIVE OF RESULTS IN A LARGE NUMBER OF PATIENTS OR HAVE LASTING EFFECTS

     We recently reported that our gene therapy product candidate, Coagulin-B, for treating Hemophilia B is showing early indications of therapeutic benefit. These results, however, are extremely preliminary and are based upon the results in only three patients, only two of whom have shown improvement. Actual results with more data points may show less favorable results. In addition, we do not yet know if these results will have a lasting effect. If a larger population of patients does not experience similar results, or these results do not have a lasting effect, this product candidate may not receive approval from the Food and Drug Administration, commonly referred to as the "FDA." In addition, any report of clinical trial results that are below the expectations of financial analysts or investors would most likely cause our stock price to drop dramatically.

THE SUCCESS OF OUR TECHNOLOGY IN ANIMAL MODELS DOES NOT GUARANTEE THAT THESE RESULTS WILL BE REPLICATED IN HUMANS

     Even though our product candidates have shown successful results in animal models, animals are different than humans and these results may not be replicated in our clinical trials with humans. For example, the results of our gene therapy treatment for Hemophilia B in dogs were different from our expectations following our studies with mice. In addition, the results we have seen to date in humans in our clinical trials for Coagulin-B are different from our expectations following our studies with dogs. Consequently, you should not rely on the results in our animal models as being predictive of the results that we will see in our clinical trials with humans.

BECAUSE OUR PRODUCT CANDIDATES ARE IN AN EARLY STATE OF DEVELOPMENT, THERE IS A HIGH RISK THAT THEY MAY NEVER BE COMMERCIALIZED

     None of our product candidates have received regulatory approval for commercial sale, and we face the risk that none of our product candidates will ever receive regulatory approval. All of our product candidates are in early stages of development. We have only one product candidate, Coagulin-B for the treatment of Hemophilia B, in clinical trials, and this product candidate is in the earliest stages of clinical trials. We are not aware of any gene therapy products that have received regulatory approval. None of our prospective products, including Coagulin-B for the treatment of Hemophilia B, is expected to be commercially available for at least several years. Based on results at any stage of clinical trials, we may decide to discontinue development of one or more of our potential products.

TECHNOLOGICAL CHANGE MAY MAKE OUR POTENTIAL PRODUCTS AND TECHNOLOGIES LESS ATTRACTIVE OR OBSOLETE

     Gene therapy is a new and rapidly evolving field and is expected to continue to undergo significant and rapid technological change. Rapid technological development could result in our actual and proposed technologies, products or processes becoming less attractive or obsolete.

ADVERSE EVENTS IN THE FIELD OF GENE THERAPY MAY NEGATIVELY IMPACT REGULATORY APPROVAL OR PUBLIC PERCEPTION OF OUR POTENTIAL PRODUCTS

     The recent death of a patient undergoing a viral-based gene therapy has been widely publicized. This death and other adverse events in the field of gene therapy that may occur in the future could result in greater governmental regulation of our potential products and potential regulatory delays relating to the testing or approval of our potential products. For example, as a result of this death, the Recombinant DNA Advisory Committee of the National Institutes of Health may become more active in reviewing the clinical trials or proposed clinical trials of all companies involved in gene therapy. It is uncertain what effect this increased scrutiny will have on our product development efforts or clinical trials.

     The commercial success of our potential products will depend in part on public acceptance of the use of gene therapy for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapy is unsafe, and consequently our products may not gain the acceptance of the public or the medical community. Negative public reaction to gene therapy in general could result in greater government regulation and stricter labeling requirements of gene therapy products, including any of our products, and could cause a decrease in the demand for any products we may develop.

OUR POTENTIAL PRODUCTS MUST UNDERGO RIGOROUS CLINICAL TESTING AND REGULATORY APPROVALS, WHICH COULD SUBSTANTIALLY DELAY OR PREVENT US FROM MARKETING ANY PRODUCTS

     The clinical trial process is complex, uncertain and expensive. Positive results from preclinical studies and early clinical trials do not ensure positive results in clinical trials designed to permit application for regulatory approval. Prior to marketing in the United States, any product developed by us must undergo rigorous preclinical testing and clinical trials as well as an extensive regulatory approval process implemented by the FDA. The FDA approval process is typically lengthy and expensive, and approval is never certain. Because of the risks and uncertainties in biopharmaceutical development, our gene therapy products could take a significantly longer time to gain regulatory approval than we expect or may never gain FDA approval. If we do not receive these necessary approvals from the FDA, we will not be able to generate substantial revenues and will not become profitable. We may encounter significant delays or excessive costs in our efforts to secure regulatory approvals. Factors that raise uncertainty in obtaining these regulatory approvals include:

     - gene therapy is a new and rapidly evolving technology;

     - to date, there has been only limited research and development in gene therapy using AAV vectors, which we believe will cause clinical trials to proceed more slowly than clinical trials involving traditional drugs;

     - we must obtain FDA approval to begin clinical trials of our potential products, which we may not be able to obtain;

     - we must demonstrate through clinical trials that the proposed product is safe and effective for its intended use;

     - we are not aware of any gene therapy products that have obtained marketing approval from the FDA;

     - whether or not our product candidates cause patients to develop antibodies to these potential products or the proteins produced by these potential products;

     - the regulatory requirements governing gene therapy products are uncertain and are subject to change;

     - none of our proposed products have been tested in humans for their effectiveness; and

     - data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approvals.

     Failure to comply with applicable FDA or other regulatory requirements may result in criminal prosecution, civil penalties and other actions that would seriously impair our ability to conduct our business. Even if regulatory approval is granted for a product, this approval will be limited to those disease states and conditions for which the product is useful, as demonstrated through clinical trials.

WE HAVE LIMITED EXPERIENCE IN CONDUCTING CLINICAL TRIALS, WHICH MAY CAUSE DELAYS IN COMMENCING AND COMPLETING CLINICAL TRIALS OF OUR PRODUCTS

     Clinical trials must meet FDA regulatory requirements. We have limited experience in conducting the preclinical studies and clinical trials necessary to obtain FDA regulatory approval. Consequently, we may encounter problems in clinical trials which cause us or the FDA to delay, suspend or terminate these trials. Problems we may encounter include the chance that we may not be able to conduct clinical trials at preferred sites, obtain sufficient test subjects or begin or successfully complete clinical trials in a timely fashion, if at all. Furthermore, the FDA may suspend clinical trials at any time if it believes the subjects participating in trials are being exposed to unacceptable health risks or if it finds deficiencies in the clinical trial process or conduct of the investigation.

WE MAY NOT BE SUCCESSFUL IN OBTAINING REQUIRED FOREIGN REGULATORY APPROVALS, WHICH WOULD PREVENT US FROM MARKETING OUR PRODUCTS INTERNATIONALLY

     We cannot be certain that we will obtain any regulatory approvals in other countries. In order to market our products outside of the United States, we also must comply with numerous and varying foreign regulatory requirements implemented by foreign regulatory authorities. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process includes all of the risks associated with obtaining FDA approval set forth above, and approval by the FDA does not ensure approval by the health authorities of any other country.

WE HAVE NO EXPERIENCE IN MANUFACTURING, MARKETING OR SELLING ANY OF OUR POTENTIAL PRODUCTS, WHICH RAISES UNCERTAINTY IN OUR ABILITY TO COST-EFFECTIVELY COMMERCIALIZE OUR POTENTIAL PRODUCTS

     Even if we are able to develop our potential products and obtain necessary regulatory approvals, we have no experience in, and currently lack the resources and capability to, manufacture or market any of our proposed products on a commercial basis. If we are unable to manufacture our products in a cost-effective manner, we will not become profitable. While we have implemented the FDA's regulations concerning current good manufacturing practices on a limited basis, we may fail to do so as required in the future. We may not be able to develop adequate commercial manufacturing capabilities either on our own or through third parties. To establish commercial scale manufacturing facilities, we will need substantial additional funds and personnel and will be required to comply with extensive regulations applicable to these facilities. In addition, we do not anticipate establishing our own sales and marketing capabilities in the foreseeable future. We may not be able to develop adequate marketing capabilities either on our own or through third parties.

WE MAY BE REQUIRED TO OBTAIN RIGHTS TO PROPRIETARY GENES AND OTHER TECHNOLOGIES TO FURTHER DEVELOP OUR BUSINESS, WHICH MAY NOT BE AVAILABLE OR MAY BE COSTLY


     We currently investigate and use certain gene sequences or proteins encoded by those sequences, including the factor VIII gene, and manufacturing processes that are or may become patented by others. As a result, we may be required to obtain licenses to these gene sequences or proteins or other technology in order to test, use or market products. We may not be able to obtain these licenses on terms favorable to us. In connection with our efforts to obtain rights to these gene sequences or proteins or other technology, we may find it necessary to convey rights to our technology to others. Some of our gene therapy products may require the use of multiple proprietary technologies. Consequently, we may be required to make cumulative royalty payments to several third parties. These cumulative royalties could be commercially prohibitive. We may not be able to successfully negotiate these royalty adjustments.

IF WE DO NOT ACHIEVE CERTAIN MILESTONES, WE MAY NOT BE ABLE TO RETAIN LICENSES TO OUR INTELLECTUAL PROPERTY

     We have entered into license agreements with third parties for technologies related to our gene therapy product development programs. Some of these license agreements provide for the achievement of development milestones. If we fail to achieve these milestones or to obtain extensions, the licensor may terminate these license agreements with relatively short notice to us. Termination of any of our license agreements could harm our business.

WE EXPECT THAT WE WILL FACE INTENSE COMPETITION, WHICH MAY LIMIT OUR ABILITY TO BECOME PROFITABLE

     Our competitors may develop more effective or more affordable products, or commercialize products earlier than we do, which would limit the prices that we could charge for the products that we are able to market, and prevent us from becoming profitable. We expect increased competition from fully integrated pharmaceutical companies and more established biotechnology companies. Most of these companies have significantly greater financial resources and expertise than we do in the following:

     - research and development;

     - preclinical studies and clinical trials;

     - obtaining regulatory approvals;

     - manufacturing; and

     - marketing and distribution.

     Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical companies. Academic institutions, government agencies and other public and private research organizations also conduct research, seek patent protection and establish collaborative arrangements for product development and marketing. In addition, these companies and institutions compete with us in recruiting and retaining highly qualified scientific and management personnel.

     We are aware that other companies are conducting preclinical studies and clinical trials for viral and non-viral gene therapy products. One of these companies is supporting clinical studies for use of AAV vectors in the treatment of cystic fibrosis. See "Business -- Competition" for a more detailed discussion of the competition we face.

OUR SUCCESS IS DEPENDENT UPON OUR ABILITY TO EFFECTIVELY PROTECT OUR PATENTS AND PROPRIETARY RIGHTS, WHICH WE MAY NOT BE ABLE TO DO

     Our success will depend to a significant degree on our ability to obtain patents and licenses to patent rights, preserve trade secrets and to operate without infringing on the proprietary rights of others. If we are not successful in these endeavors, our business will be substantially impaired.

     To date, we have filed a number of patent applications in the United States relating to our technologies. In addition, we have acquired exclusive and non-exclusive licenses to certain issued patents and pending patent applications. We cannot assure you that patents will issue from these applications or that any patent will issue on technology arising from additional research or, if patents do issue, that claims allowed will be sufficient to protect our technologies.


     The patent application process takes several years and entails considerable expense. The failure to obtain patent protection on the technologies underlying our proposed products may have a material adverse effect on our competitive position and business prospects. Important legal issues remain to be resolved as to the scope of patent protection for biotechnology products, and we expect that administrative proceedings, litigation or both will be necessary to determine the validity and scope of our and others' biotechnology patents. These proceedings or litigation may require a significant commitment of our resources in the future. If patents can be obtained, we cannot assure you that any of these patents will provide us with any competitive advantage. For example, others may independently develop similar technologies or duplicate any technology developed by us, and patents may be invalidated in litigation. In addition, at least three of our patents and nine of our patent applications are co-owned with co-inventors or institutions. Under the terms of the agreements with the co-inventors, we have obtained or have an option to obtain an exclusive, worldwide, transferable, royalty-bearing license for the technology. To date, we have negotiated exclusive licenses for two of the more significant co-invented technologies. If we cannot negotiate exclusive rights to other co-owned technology, each co-inventor may have rights to independently make, use, offer to sell or sell the patented technology. Commercialization, assignment or licensing of the technology by a co-inventor could harm our business.


     We also rely on a combination of trade secret and copyright law, employee and third-party nondisclosure agreements and other protective measures to protect intellectual property rights pertaining to our products and technologies. We cannot be certain that these measures will provide meaningful protection of our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of our trade secrets, know-how or other proprietary information. In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. We cannot assure you that we will be able to protect our intellectual property successfully.

OTHER PERSONS MAY ASSERT RIGHTS IN OUR PROPRIETARY TECHNOLOGY, WHICH WOULD BE COSTLY TO CONTEST OR SETTLE

     Third parties may assert patent or other intellectual property infringement claims against us with respect to our products or technology or other matters. Any claims against us, with or without merit, as well as claims initiated by us against third parties, can be time-consuming and expensive to defend or prosecute and to resolve. There may be third-party patents and other intellectual property relevant to our products and technology which are not known to us. We have not been accused of infringing any third party's patent rights or other intellectual property, but we cannot assure you that litigation asserting claims will not be initiated, that we would prevail in any litigation, or that we would be able to obtain any necessary licenses on reasonable terms, if at all. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the Patent and Trademark Office to determine priority of invention, which could result in substantial cost to us, even if the outcome is favorable to us. In addition, to the extent outside collaborators apply technological information developed independently by them or by others to our product development programs or apply our technologies to other projects, disputes may arise as to the ownership of proprietary rights to these technologies.

IF OUR PRODUCTS ARE NOT ACCEPTED BY PHYSICIANS AND INSURERS, WE WILL NOT BE SUCCESSFUL

     Our success is dependent on acceptance of our gene therapy products. We cannot assure you that our products will achieve significant market acceptance among patients, physicians or third-party payors, even if we obtain necessary regulatory and reimbursement approvals. Failure to achieve significant market acceptance will harm our business. We believe that recommendations by physicians and health care payors will be essential for market acceptance of our gene therapy products. In the past, there has been concern regarding the potential safety and efficacy of gene therapy products derived from pathogenic viruses such as retroviruses and adenoviruses. While our proposed gene therapy products are derived from AAV, which is a non-pathogenic virus, we cannot be certain that physicians and health care payors will conclude that the technology is safe.

EVEN IF WE BRING PRODUCTS TO MARKET, WE MAY BE UNABLE TO EFFECTIVELY PRICE OUR PRODUCTS OR OBTAIN ADEQUATE REIMBURSEMENT FOR SALES OF OUR PRODUCTS, WHICH WOULD PREVENT OUR PRODUCTS FROM BECOMING PROFITABLE

     If we succeed in bringing our proposed products to the market, we cannot assure you that these products will be considered cost-effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive basis. In both the United States and elsewhere, sales of medical products and treatments are dependent, in part, on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans.

Third-party payors are increasingly challenging the prices charged for medical products and services. Our business and financial condition is affected by the efforts of government and third-party payors to contain or reduce the cost of health care through various means. In the United States, there have been and will continue to be a number of federal and state proposals to implement government controls on pricing. In addition, the emphasis on managed care in the United States has increased and will continue to increase the pressure on the pricing of pharmaceutical products. We cannot predict whether any legislative or regulatory proposals will be adopted or the effect these proposals or managed care efforts may have on our business.

WE MAY BE UNABLE TO ATTRACT AND RETAIN THE QUALIFIED EMPLOYEES THAT WE NEED TO BE SUCCESSFUL

     We are highly dependent on certain members of our management and research and development staff. The loss of any of these persons, or our inability to recruit additional personnel necessary to our business, could substantially impair our research and development efforts and impede our ability to develop and commercialize any of our products. Recruiting and retaining qualified technical and managerial personnel will also be critical to our success. Our business is located in the San Francisco Bay Area in California, where demand for personnel with these skills is extremely high and is likely to remain high. As a result, competition for and retention of personnel, particularly for employees with technical expertise, is intense and the turnover rate for these people is high. In addition, we rely on consultants and advisors to assist us in formulating our research and development strategy. A majority of our scientific advisors are engaged by us on a consulting basis and are employed on a full-time basis by employers other than us and some have consulting or other advisory arrangements with other entities that may conflict or compete with their obligations to us.

WE MUST SECURE ADDITIONAL FINANCING, OTHERWISE WE WILL NOT BE ABLE TO DEVELOP OUR PRODUCTS


     We will require substantial additional funding to complete the research and development activities currently contemplated and to commercialize our products. If we do not obtain these funds, we will not be able to develop our products. We anticipate that our existing capital resources, including the net proceeds from this offering, will be adequate to fund our needs for at least through 2001. Our future capital requirements will depend on many factors, including:


     - continued scientific progress in research and development programs;

     - the scope and results of preclinical studies and clinical trials;

     - the time and costs involved in obtaining regulatory approvals;

     - the costs involved in filing, prosecuting and enforcing patent claims;

     - competing technological developments;

     - the cost of manufacturing scale-up;

     - the cost of commercialization activities; and

     - other factors which may not be within our control.

     We intend to seek additional funding through public or private equity or debt financing, when market conditions allow. If we raise additional funds by issuing equity securities, there may be further dilution to existing stockholders. We cannot assure you that we will be able to enter into financing arrangements on acceptable terms, if at all. Without additional funding, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs.

WE FACE THE RISK OF PRODUCT LIABILITY CLAIMS WHICH MAY EXCEED THE SCOPE OR AMOUNT OF OUR INSURANCE COVERAGE

     The manufacture and sale of medical products entail significant risk of product liability claims. We currently carry product liability insurance; however, we cannot assure you that this coverage will remain in place or that this coverage will be adequate to protect us from all liabilities which we might incur in connection with the use or sale of our products. In addition, we may require increased product liability coverage as additional products are commercialized. This insurance is expensive and in the future may not be available on acceptable terms, if at all. A successful product liability claim or series of claims brought against us in excess of our insurance coverage could harm our business. We must indemnify certain of our licensors against any product liability claims brought against them arising out of products developed by us under these licenses.

OUR USE OF RADIOACTIVE AND OTHER HAZARDOUS MATERIALS EXPOSES US TO THE RISK OF MATERIAL ENVIRONMENTAL LIABILITIES, AND WE MAY INCUR SUBSTANTIAL ADDITIONAL COSTS TO COMPLY WITH ENVIRONMENTAL LAWS IN THE EVENT THAT WE DEVELOP OUR OWN MANUFACTURING FACILITY

     Because we use radioactive materials and other hazardous substances in our research and development operations, we are potentially subject to material liabilities related to personal injuries or property damages that may be caused by the spread of radioactive contamination or by other hazardous substance releases or exposures at, or from, our research facility. Decontamination costs associated with radioactivity releases, other clean-up costs, and related damages or liabilities could harm our business.

     We are required to comply with increasingly stringent laws and regulations governing environmental protection and workplace safety, including requirements governing the handling, storage and disposal of radioactive and other hazardous substances and wastes, and laboratory operating and safety procedures. These laws and regulations can impose substantial fines and criminal sanctions for violations. In the event that we develop our own commercial manufacturing facility, we would incur substantial additional capital and operating costs to comply with such requirements, including significant start-up costs. These costs could decrease our ability to conduct manufacturing operations in a cost-effective manner.

ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER PROVISIONS AND THE DELAWARE LAW MAY NEGATIVELY AFFECT THE ABILITY OF A POTENTIAL BUYER TO PURCHASE SOME OR ALL OF OUR STOCK AT AN OTHERWISE ADVANTAGEOUS PRICE, WHICH MAY LIMIT THE PRICE INVESTORS ARE WILLING TO PAY FOR OUR COMMON STOCK

     Certain provisions of our charter and the Delaware Law may negatively affect the ability of a potential buyer to attempt a takeover of Avigen, which may have a negative effect on the price investors are willing to pay for our common stock. For example, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of common stock will be subject to, and may be materially adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of Avigen. We have no present plans to issue shares of preferred stock. In addition, our board of directors is divided into three classes, and each year on a rotating basis the directors of one class are elected for a three-year term. This provision could have the effect of making it less likely that a third party would attempt to obtain control of Avigen. Furthermore, certain other provisions of our restated certificate of incorporation may have the effect of delaying or preventing changes in control or management, which could adversely affect the market price of the our common stock. In addition, we are subject to the provisions of
Section 203 of the Delaware General Corporation Law, an anti-takeover law.

OUR STOCK PRICE IS VOLATILE AND, AS A RESULT, YOU COULD LOSE SOME OR ALL OF YOUR MONEY

     We believe that various factors may cause the market price of the common stock to fluctuate, perhaps substantially, including announcements of:

     - technological innovations or regulatory approvals;

     - results of clinical trials;

     - new products by us or our competitors;

     - developments or disputes concerning patents or proprietary rights;

     - our failing to achieve certain developmental milestones;

     - public concern as to the safety of gene therapy products;

     - health care or reimbursement policy changes by governments or insurance companies;

     - developments in relationships with corporate partners; or

     - a change in financial estimates or securities analysts' recommendations

     In addition, in recent years the stock market in general, and the shares of biotechnology and health care companies in particular, have experienced extreme price fluctuations. These broad market and industry fluctuations may cause the market price of our common stock to decline dramatically.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. The forward-looking statements are principally contained in the sections called "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to:

     - the progress of our product development programs, including Coagulin-B;

     - developments with respect to clinical development of drug candidates, clinical trials and the regulatory approval process;

     - our expectations as to the various products that we are developing;

     - our estimates regarding our capital requirements and our needs for additional financing; and

     - developments relating to our selection and licensing of targets.

     In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential" and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

     You should read this prospectus and the documents that we incorporate by reference in this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

                                USE OF PROCEEDS


     We estimate that the net proceeds we will receive from the sale of our common stock in this offering will be approximately $67.1 million, or approximately $77.2 million if the underwriters fully exercise their over-allotment option, based on an assumed offering price of $36.00 per share and after deducting the estimated underwriting discounts and offering expenses. We expect to use the net proceeds of this offering as follows:


     - to fund research and development;

     - to fund preclinical studies and clinical trials of our drug candidates;

     - for working capital; and

     - for general corporate purposes.

     We have not determined the amount of net proceeds to be used for each of the specific purposes listed. Accordingly, we will have broad discretion to use the proceeds as we see fit.

     Based upon the current status of our product development programs, we believe that the net proceeds from this offering, together with interest on those net proceeds and our existing capital resources, will satisfy our capital requirements through at least 2001.

     Pending these uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States or its agencies.

                          MARKET PRICE OF COMMON STOCK

     Our common stock is quoted on the Nasdaq National Market under the symbol "AVGN." We completed the initial public offering of our common stock on May 22, 1996. The following table shows the range of high and low sale prices per share of our common stock as reported by the Nasdaq National Market for the periods indicated.


                                                               COMMON STOCK PRICE
                                                              --------------------
                                                               HIGH          LOW
                                                              ------        ------
Year ended June 30, 1998:
  First Quarter.............................................  $ 5.00        $ 2.22
  Second Quarter............................................    4.50          2.13
  Third Quarter.............................................    3.38          1.88
  Fourth Quarter............................................    3.81          1.94
Year ended June 30, 1999:
  First Quarter.............................................  $ 3.56        $ 1.50
  Second Quarter............................................    7.81          2.00
  Third Quarter.............................................    8.00          4.63
  Fourth Quarter............................................    6.63          4.69
Year ended June 30, 2000:
  First Quarter.............................................  $13.25        $ 5.63
  Second Quarter............................................   37.00         12.25
  Third Quarter.............................................   89.00         28.00
  Fourth Quarter (through April 11, 2000)...................   46.75         35.38



     On April 11, 2000, the last sale price of our common stock reported by the Nasdaq National Market was $36.00 per share. As of December 31, 1999, there were 293 holders of record of our common stock.


                                DIVIDEND POLICY

     We have not declared or paid cash dividends on our common stock in the past and do not intend to pay dividends on our common stock in the foreseeable future.

                                 CAPITALIZATION

     The following table describes our capitalization as of December 31, 1999:

     - on an actual basis; and


     - on an as adjusted basis to reflect the sale of 2,000,000 shares of common stock in this offering, at an assumed public offering price of $36.00 per share, and after deducting the estimated underwriting discounts and offering expenses.


     You should read this table together with the section of this prospectus with the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes appearing elsewhere or incorporated by reference in this prospectus.


                                                                 DECEMBER 31, 1999
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS,
                                                                EXCEPT SHARE DATA)
Cash, cash equivalents and marketable securities............  $ 48,863     $115,918
                                                              ========     ========
Capital lease obligations, less current portion.............        43           43
                                                              --------     --------
Stockholders' equity:
  Preferred stock, $0.001 par value; 5,000,000 shares
     authorized; none issued and outstanding................        --           --
  Common stock, $0.001 par value; 30,000,000 shares
     authorized; 14,998,632 shares issued and outstanding,
     and 16,998,632 shares issued and outstanding as
     adjusted for this offering.............................        15           17
  Additional paid-in capital................................    90,506      157,559
  Deficit accumulated during the development stage..........   (41,620)     (41,620)
                                                              --------     --------
     Total stockholders' equity.............................    48,901      115,956
                                                              --------     --------
       Total capitalization.................................  $ 48,944     $115,999
                                                              ========     ========


     The above data excludes 3,868,885 shares of common stock issuable upon exercise of options and warrants outstanding as of December 31, 1999 at a weighted average exercise price of $8.03 per share.

                                    DILUTION


     Our net tangible book value as of December 31, 1999 was approximately $48.9 million, or $3.26 per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the total number of shares of common stock outstanding. After giving effect to the sale by us of 2,000,000 shares of common stock offered by us at an assumed offering price of $36.00 per share and after deducting estimated underwriting discounts and offering expenses, our net tangible book value at December 31, 1999 would have been approximately $116.0 million, or $6.82 per share. This represents an immediate increase in net tangible book value of $3.56 per share to existing stockholders and an immediate dilution of $29.18 per share to new investors in this offering, as illustrated by the following table:



Assumed public offering price per share.....................            $ 36.00
  Net tangible book value per share before this offering....  $  3.26
  Increase per share attributable to this offering..........     3.56
                                                              -------
Net tangible book value per share after this offering.......               6.82
                                                                        -------
Dilution per share to new investors.........................            $ 29.18
                                                                        =======


     In addition, the above computations assume no exercise of options to purchase 1,664,998 shares of common stock outstanding at December 31, 1999 at a weighted average exercise price of $4.28 per share and no exercise of warrants to purchase 2,203,887 shares of common stock at a weighted average exercise price of $10.87 per share outstanding on this date. To the extent these options and warrants are exercised, there will be further dilution to investors.

                            SELECTED FINANCIAL DATA

     You should read the following selected financial data in conjunction with the financial statements and related notes incorporated by reference in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The selected historical financial data below as of and for each of the five years ended June 30, 1999 have been derived from our audited financial statements. Our selected historical financial data as of December 31, 1999, the six months ended December 31, 1998 and 1999 and for the period from October 22, 1992 (inception) through December 31, 1999 were derived from our unaudited condensed financial statements. We believe that the unaudited financial data fairly reflects our results of operations and financial condition for the respective periods.

                                       PERIOD FROM
                                       OCTOBER 22,
                                           1992
                                       (INCEPTION)                                                            SIX MONTHS ENDED
                                         THROUGH                     YEARS ENDED JUNE 30,                       DECEMBER 31,
                                       DECEMBER 31,   ---------------------------------------------------    ------------------
                                           1999        1995       1996       1997       1998       1999       1998       1999
                                       ------------   -------    -------    -------    -------    -------    -------    -------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Grant revenue........................    $    587     $   178    $    87    $    98    $    --    $   185    $   174    $    39
Expenses:
  Research and development...........      28,466       2,290      2,550      4,033      6,235      6,490      3,097      3,378
  General and administrative.........      15,050       1,334      1,102      2,352      2,990      3,445      1,597      2,006
                                         --------     -------    -------    -------    -------    -------    -------    -------
    Total expenses...................      43,516       3,624      3,652      6,385      9,225      9,935      4,694      5,384
                                         --------     -------    -------    -------    -------    -------    -------    -------
Loss from operations.................     (42,929)     (3,446)    (3,565)    (6,287)    (9,225)    (9,750)    (4,520)    (5,345)
Interest expense.....................      (1,185)        (34)      (581)       (70)      (222)      (178)      (102)       (55)
Interest income......................       2,340          25         50        780        587        326        148        557
Other income (expense)...............         154         189         (1)        (1)       (17)        (9)        (2)        (6)
                                         --------     -------    -------    -------    -------    -------    -------    -------
Net loss.............................    $(41,620)    $(3,265)   $(4,097)   $(5,578)   $(8,877)   $(9,611)   $(4,476)   $(4,849)
                                         ========     =======    =======    =======    =======    =======    =======    =======
Net loss per share.................................   $ (0.62)   $ (0.80)   $ (0.77)   $ (1.22)   $ (0.99)   $ (0.54)   $ (0.37)
                                                      =======    =======    =======    =======    =======    =======    =======
Weighted average shares outstanding................     5,295      5,142      7,286      7,298      9,684      8,310     13,105

                                                                             JUNE 30,
                                                      -------------------------------------------------------    DECEMBER 31,
                                                       1995        1996        1997        1998        1999          1999
                                                      -------    --------    --------    --------    --------    ------------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities....  $   203    $ 16,443    $ 13,309    $  4,477    $ 14,881      $ 48,863
Total assets........................................    1,841      17,532      14,760       5,997      16,183        50,396
Deficit accumulated during the development stage....   (8,608)    (12,705)    (18,283)    (27,160)    (36,771)      (41,620)
Total stockholders' equity..........................      184      16,027      12,341       3,583      14,323        48,901

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with our financial statements and related notes incorporated in this prospectus by reference.

OVERVIEW

     Since our inception, we have devoted substantially all of our resources to research and development activities. We are a development stage company, and we have not received any revenue from the sale of products. We do not anticipate generating revenue from the sale of products in the foreseeable future. We expect our source of revenue, if any, for the next several years to consist of government grants and payments under collaborative arrangements. We have incurred losses since our inception and expect to incur substantial losses over the next several years due to ongoing and planned research and development efforts, including preclinical studies and clinical trials. At December 31, 1999 we had an accumulated deficit of $41.6 million.

RESULTS OF OPERATIONS

  SIX MONTHS ENDED DECEMBER 31, 1999 AND 1998

     Grant revenue was $39,000 for the six-month period ended December 31, 1999 compared to $174,000 for the same period in 1998. Grant revenue consisted of reimbursements under a National Institutes of Health grant. Revenues earned under research grants are determined by the timing and amounts of the award from the issuing agency and achievement of milestones by us. As a result, research grant revenue earned in one period is not predictive of research grant revenue to be earned in future periods.

     Our research and development expenses were $3.4 million for the six-month period ended December 31, 1999, an increase of $281,000, or 9%, from the prior year. This increase was primarily due to costs associated with our initiation of a clinical trial for the treatment of Hemophilia B, which had not yet been approved prior to December 31, 1998, and the recruitment of additional scientific staff. These increases were partially reduced by lower depreciation charges from leasehold improvements and laboratory equipment which had been fully depreciated, as well as lower expenses for external scientific consultants.

     General and administrative expenses were $2.0 million for the six-month period ended December 31, 1999, an increase of $409,000, or 26%, from the prior year. The increase was primarily due to higher license and legal fees related to our patents and other intellectual property, as well as higher filing fees and other costs incurred in December 1999 in connection with the registration of newly issued stock and new and existing warrants for the purchase of common stock. The increase in total general and administrative expenses also includes higher costs related to the compensation of key employees and external business consultants.

     Net interest income increased to $502,000 for the period ended December 31, 1999 from $46,000 for the same period in 1998, primarily resulting from the increase in short-term investments from the application of the proceeds received from the private placements of common stock and warrants since December 31, 1998.

  FISCAL YEARS ENDED JUNE 30, 1999, 1998 AND 1997

     Grant revenue was $185,000 in fiscal year ended June 30, 1999 compared to none for fiscal 1998 and $98,000 for fiscal 1997. Grant revenue for fiscal 1999 and 1997 consisted of reimbursements under a National Institutes of Health grant. Revenues earned under research grants are determined by the timing and amounts of the award from the issuing agency and the achievement of milestones by us. As a result, research grant revenue earned in one period is not predictive of research grant revenue to be earned in future periods.

     Our research and development expenses increased to $6.5 million in fiscal year ended June 30, 1999 from $6.2 million for fiscal 1998 and $4.0 million for fiscal 1997. The increase from fiscal 1997 to fiscal 1998 was due primarily to increases in personnel, employee related expenses, outside laboratory expenses, temporary employees and increases in depreciation expense. The increase from fiscal 1998 to fiscal 1999 was due primarily to the write-off of equipment and increases in laboratory expenses and temporary employees. We expect research and development spending to increase significantly over the next several years as we expand research and product development efforts.

     General and administrative expenses increased to $3.4 million for fiscal year ended June 30, 1999 from $3.0 million for fiscal 1998 and $2.4 million for fiscal 1997. These increases were due primarily to increases in the number of executive personnel and the increased travel activities associated with seeking corporate partners and legal fees associated with generating the appropriate documentation for patents. We expect general and administrative expenses to increase as the level of our activities increases, but to decrease as a percentage of total expenses, as we continue to expand our research and development efforts.

     Net interest income decreased to $148,000 in fiscal year ended June 30, 1999 from $365,000 for fiscal 1998 and $710,000 for fiscal 1997. The decreases from fiscal 1997 to fiscal 1998 and fiscal 1998 to fiscal 1999 were due primarily to the decreasing balance of the proceeds of the initial public offering and private placements.

LIQUIDITY AND CAPITAL RESOURCES

     Cash expenditures have exceeded revenue since our inception. Our operations have principally been funded through a public offering and private placements of equity securities. Since our initial public offering in May 1996, we have completed four private placements of our common stock and warrants to purchase our common stock, raising net proceeds of approximately $57.6 million. In addition, we have attempted to contain costs and reduce cash flow requirements by renting scientific equipment and facilities, contracting with other parties to conduct research and development and using consultants. We expect to incur additional expenses, resulting in significant losses, as we continue and expand our research and development activities and undertake additional preclinical studies and clinical trials of our gene therapy products candidates. We also expect to incur substantial expenses relating to the filing, prosecution, maintenance, defense and enforcement of patent and other intellectual property claims.

     At December 31, 1999, we had cash and cash equivalents of approximately $48.9 million, an increase of $34.0 million from June 30, 1999. This increase was principally due to the $37.2 million of net proceeds raised from a private placement of our common stock and warrants that was completed in November 1999.


     Our current office and facility includes approximately 46,000 square feet of space leased through May 2008, with lease payments totalling $679,000 for fiscal 2001 and increasing each year to approximately $1.1 million for fiscal 2008. In November 1996, we secured a $2.0 million revolving line of credit with Wells Fargo Bank that has been renewed annually and continues to remain available to us. In May 1997, we secured a capital lease facility under which, at December 31, 1999, we owed $443,000 and had no further availability. To the extent we decide to develop our own manufacturing facilities, we will require substantial additional capital.


     We believe that our available funds, including the net proceeds from this offering, will be sufficient to fund our operations at least through 2001. However, there may be changes that would consume available resources significantly before this time. Our long-term capital requirements and the adequacy of our available funds will depend upon many factors, including:

     - continued scientific progress in research and development programs;

     - the scope and results of preclinical studies and clinical trials;

     - the time and costs involved in obtaining regulatory approvals;

     - the costs involved in filing, prosecuting and enforcing patents claims;

     - competing technological developments;

     - the cost of manufacturing scale-up;

     - the costs of commercialization activities; and

     - other factors which may not be within our control.

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

     We intend to seek additional funding through public or private equity or debt financing, when market conditions allow. If we raise additional funds by issuing equity securities, there may be further dilution to existing stockholders. We cannot assure you that we will be able to enter into these financing arrangements on acceptable terms or at all. Without additional funding, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs.

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

                                    BUSINESS

OVERVIEW

     We are a leader in the development of gene therapy products for the treatment of inherited diseases. We are developing our proprietary AAV vector technology to deliver DNA to patients that are suffering from genetic diseases. AAV vectors are a relatively new system for gene therapy. AAV is a common, harmless human virus present in over 90% of the human population. AAV vectors take advantage of the natural efficiency with which viruses deliver genes to cells without the safety concerns of disease-related viruses. We are applying our AAV vector gene therapy technology initially to develop products to address the following five genetic diseases: Hemophilia A, Hemophilia B, Gaucher disease, hereditary emphysema and b-Thalassemia. Our initial product candidate is Coagulin-B for the treatment of Hemophilia B.

TRADITIONAL APPROACHES TO GENE DELIVERY

     All living organisms are made up of cells that contain thousands of different proteins essential for cell structure, growth and function. Proteins are made of building blocks called amino acids that together define the structure and function of the protein. The specific order of these amino acids in the protein is determined by a set of genetic instructions encoded by DNA, a commonly used acronym for a chemical that contains all the information necessary to control a cell's biological processes.

     DNA is organized into segments called genes with each gene containing the information required to produce a specific protein. There are over one hundred thousand genes in each human cell. Gene expression is the production of proteins using the DNA as a blueprint. Occasionally, the DNA for one or more genes can be defective, resulting in the absence or improper production of a functioning protein in the cell. This improper expression can alter a cell's normal function and can frequently result in a disease. The goal of gene therapy is to treat these diseases by delivering DNA containing the corrected gene into cells. This is intended to result in the normal protein being produced in that cell.

     There are several different ways of delivering genes to cells. Each of the methods of delivery uses carriers, called "vectors," to transport the genes into cells. These carriers can be either man-made components or modified viruses. The use of viruses takes advantage of their natural ability to introduce DNA into cells. Gene therapy takes advantage of this property by replacing viral DNA with a specific gene. Once the gene is in the cell, it acts as a blueprint directing the cell to make the therapeutic protein.

     There are four major approaches under investigation utilizing different vectors for human gene therapy:

     - RETROVIRAL VECTORS. These were the first vectors used in human gene therapy trials. The advantage of retroviral vectors is that the virus is well understood and is quite efficient at getting genes into cells. However, their limitation is that the cells must be actively growing for the vector to work effectively. This typically requires that the cells be removed from the patient, grown outside the body, exposed to the retroviral vector and later re-implanted back into the patient. This process limits the commercial viability of these vectors as a generalized approach to gene therapy.

     - ADENOVIRAL VECTORS. These vectors are also currently being evaluated in human gene therapy trials. They have the advantage that the cells do not have to be removed from the patient in order for the gene transfer process to take place. Adenovirus can cause disease in humans, creating safety concerns about the use of adenovirus vectors. Although gene transfer using adenovirus can be efficient, typically the production of the protein is short-lived.

     - NON-VIRAL VECTORS. These also are currently being evaluated in human clinical trials. They consist of either DNA or DNA mixed with other chemical compounds. These vectors are much less efficient than viral vectors at getting DNA into the cells and are generally not capable of delivering large amounts of the intended protein for extended periods of time.

     - ADENO-ASSOCIATED VIRUS VECTORS. AAV vectors are a relatively new system for gene therapy. AAV is a common, harmless human virus present in over 90% of the human population. The virus, however, has never been associated with a disease or illness of any kind.

OUR AAV VECTOR TECHNOLOGY

  OVERVIEW

     All of our products in development are based on our proprietary gene delivery technology in AAV vectors. AAV vectors take advantage of the natural efficiency with which viruses deliver genes to cells without the safety concerns of disease related viruses. The figure below illustrates the structure of AAV and AAV vectors.

     [Diagram illustrating the structure of AAV and AAV vectors. The figure shows a twenty equal-sided geometric figure containing a small horizontal bar representing viral genes. The horizontal bar is enlarged immediately below the AAV figure to demonstrate that it is comprised wholly of viral genes. Another twenty equal-sided geometric figure depicts an AAV vector containing a small horizontal bar representing the gene cassette that has replaced the viral genes, and includes an enlargement of the gene cassette to show that the viral genes of AAV have been replaced by the therapeutic gene to produce an AAV vector.]

     To produce an AAV vector requires two steps. In the first step, the adeno-associated virus is modified by removing all viral genes and replacing them with a gene for a therapeutic protein, as shown in the figure above. To manufacture these vectors, a second step is required in which a human cell line is constructed containing, among other things, the original AAV viral genes. However, these genes are not allowed to be packaged within our AAV vector products. Instead, they program the cell to make large quantities of AAV vectors. This process also normally requires the use of a helper virus, typically adenovirus, which may contaminate the final product. We have developed a proprietary method that does not require a helper virus, which we believe results in a safer product.

  ADVANTAGES OF AAV VECTOR TECHNOLOGY

     Our AAV vector gene therapy approach offers novel treatment alternatives for diseases that are currently poorly addressed. Benefits of AAV vector gene therapy technology include:

     - SAFETY. Our AAV vectors are based on a virus that has never been associated with a human disease of any kind. Over the past eight years, both our internal work and that of others in the scientific community have confirmed in animals that AAV vectors are safe for gene therapy applications.

     - EFFICIENT DELIVERY OF GENES TO CELLS. AAV by nature is very efficient at getting into cells. Consequently, our AAV vectors are very effective at delivering genes to cells. Once in the cell, genes delivered by AAV vectors in animal models have produced large amounts of protein on a continuous basis, often for months or even years from a single administration.

     - AAV VECTORS CAN DELIVER MANY DIFFERENT GENES. The vast majority of genes fit into AAV vectors and have been successfully delivered to a wide range of cell types. Consequently, AAV vectors have the potential to treat many diseases including hemophilia, Gaucher disease, inherited emphysema, (LOGO)-Thalassemia, Parkinson's and other neurological diseases, cardiovascular disease and cancer.

     - SIMPLE TO ADMINISTER. We intend to administer our AAV vector-based products on an outpatient basis. For example, our Coagulin-B product for the treatment of hemophilia is being delivered to patients in the ongoing Phase I/II clinical trial by injection in the thigh muscle of the patient.

     - STABILITY. Unlike other viruses, AAV is stable under a wide range of conditions. This allows our AAV vectors to be handled like normal pharmaceutical products, lending themselves to traditional shipping and storing procedures.

OUR BUSINESS STRATEGY

     We are committed to being a leader in the development of gene-based products through the application of our proprietary AAV vector gene delivery technology. To achieve this goal, we are pursuing a focused strategy that includes:

     - REDUCE DRUG DEVELOPMENT RISK BY PURSUING GENETIC DISEASES WITH WELL-DEFINED GENE FUNCTION. We focus our drug discovery activities and expenditures on applications of our AAV vector technology to develop drug candidates that address genetic diseases that are well understood. In order to reduce the technical and commercial risks that are inherent in the development of new drugs, we pursue diseases that meet the following criteria:

        -- the gene function is well defined;

        -- partial correction of the disease is established through administration of a commercially available protein product;

        -- a clear cost and clinical benefit exists for patients and health care providers; and

        -- clinical testing can be conducted in a relatively small number of patients within a reasonably short time period.

     - RETAIN DEVELOPMENT AND COMMERCIALIZATION RIGHTS FOR OUR PRODUCTS IN THE UNITED STATES. Our strategy is to retain all rights to our products and directly market them to patients and physicians in the United States with a small, specialized sales force. We believe that we will be able to successfully execute this strategy for a number of reasons, including:

        -- the relatively small patient populations of our targeted diseases;

        -- many genetic diseases have well-organized patient support groups;

        -- treatment decisions are made at regional centers or specialized institutions;

        -- our AAV vector technology allows patients to be treated on a relatively infrequent basis; and

        -- the patient populations of our targeted diseases can be addressed with a small-scale manufacturing facility.

      We believe that by retaining development and commercialization rights we can better maintain quality control over our products and better capture the commercial value of our products. However, we may pursue strategic collaborations with pharmaceutical or other companies to develop products targeted at markets with larger patients populations or for the marketing of our products in international markets.

     - ENSURE THAT WE HAVE THE INTELLECTUAL PROPERTY NEEDED TO FREELY DEVELOP OUR PRODUCTS AND PROTECT OUR MARKET. We aggressively pursue patents and licenses to cover all of the technology we develop or use. We have nine issued patents and 25 patent applications in the United States and internationally covering:

        -- AAV vectors;

        -- methods of using AAV vectors;

        -- methods of manufacturing AAV vectors; and

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

        -- methods of delivering AAV vectors to specific tissues.

      We have three exclusive and two non-exclusive licenses to develop and utilize AAV vectors for gene therapy that allow us to freely develop and protect our products. When needed, we intend to acquire or obtain licenses for selected technologies which would augment our existing patent and product portfolio.

OUR PRODUCTS IN DEVELOPMENT

     We are applying our AAV vector gene therapy technology initially to the development of products to address the following five genetic diseases:
Hemophilia A, Hemophilia B, Gaucher disease, hereditary emphysema and b-Thalassemia. Industry analysts estimate that current sales of protein therapeutics to treat these diseases exceeds $2 billion annually in the United States alone. The following table summarizes our current product development programs.

      DISEASE               PROTEIN         TARGET CELL    DEVELOPMENT STATUS
--------------------  -------------------   ------------   ------------------
Hemophilia B          Factor IX             Muscle          Phase I/II
Hemophilia A          Factor VIII           Liver           Preclinical
Gaucher Disease       Glucocerebrosidase    Muscle/Liver    Research
Hereditary Emphysema  Alpha-1 Antitrypsin   Muscle/Liver    Research
b-Thalassemia         Erythropoietin        Muscle          Research

  HEMOPHILIA B

     Our initial product candidate is Coagulin-B for the treatment of Hemophilia
B. Hemophilia B is a blood clotting disorder characterized by the reduction or absence of a protein called factor IX. Hemophilia B is a genetic disease which primarily affects males. Due to the lack of sustained levels of factor IX protein, patients with Hemophilia B experience frequent internal bleeding during the course of normal daily activities. Currently, patients with a severe form of the disease inject themselves with factor IX protein several times a week to stop these bleeding episodes. These factor IX protein injections provide temporary relief, but the protein breaks down after a few days and the bleeding reoccurs. Since the bleeding typically takes place in the joints and soft tissue, these patients frequently suffer crippling bone and joint problems. A small percentage suffer permanent disability or even die from bleeding into the central nervous system.

     Hemophilia B affects approximately one in every 30,000 males, afflicting an estimated 10,000 - 15,000 individuals in developed countries worldwide. The cost of currently available protein factor IX can exceed $100,000 per year per patient. Because protein therapy cannot prevent bone and joint damage, each patient may require an additional $100,000 - $150,000 in medical treatment costs annually. We believe the cost of treating Hemophilia B patients in the United States to be over $400 million per year.

     Extensive experience with factor IX over the last 25 years has established that factor IX protein levels equivalent to only 1% of the normal level found in humans greatly improves the patient's condition. To maintain these levels using conventional injections is impractical. Our approach is designed to continuously deliver levels above 1% of normal level of factor IX protein in the blood of these patients. We believe Coagulin-B has the potential to substantially reduce the need for daily or weekly injections of factor IX protein and to improve the patient's quality of life.

     Preclinical Studies

     In our initial studies, five dogs suffering from Hemophilia B were treated. As depicted in the graph below, following a single administration into the muscle, we demonstrated that our AAV vector containing the gene for factor IX could produce sustained levels of factor IX protein in the dogs for over a year with a corresponding improvement in blood clotting. The more AAV vector was delivered, the more factor IX was produced. In the dogs receiving the greatest quantities of our AAV vector, the levels were above 1% of normal level, which level is known to be beneficial to humans. These data provided strong support for the feasibility of using the same approach to treat hemophilia patients and formed the basis for FDA approval to begin clinical trials in humans.

     [A graph depicting the response of a dog with Hemophilia B after factor IX gene therapy. The figure shows a line graph demonstrating the factor IX activity levels in a dog following gene therapy treatment over a 61-week period. The data points on the graph from weeks 1 through 12 show no change in factor IX activity levels. The data points from weeks 13 through 49 show factor IX activity at or above levels that are 1% of normal. Data points for weeks 49 through 61 show a drop in activity just below the 1% level and a subsequent increase above the 1% level.]

     Clinical Trials

     On June 2, 1999, we began treating human subjects with our first product candidate, Coagulin-B, in a Phase I/II clinical trial. The design and goal of this initial trial is primarily to address the safety of the product in humans. To assess the safety of the product, a total of nine patients will have Coagulin-B injected into their thigh muscles. The clinical trials are being carried out at The Children's Hospital of Philadelphia and Stanford University Medical Center. The nine patients will be divided into three groups. The trial design provides that the first three patients receive the lowest dose of AAV vector, the next three patients receive an intermediate dose and the final three patients receive the highest dose. The dose range was selected based on the preclinical studies with the objective of reaching factor IX levels above 1% at the highest dose.

     This is an ongoing clinical study. Data from the first two of the low dose patients was presented at the American Society of Hematology meeting in New Orleans in December 1999. After delivering the low doses of Coagulin-B into the thigh muscles of the three patients, factor IX protein activity was detected in the blood of the first two hemophilia patients treated with the low dose. The increase in factor IX protein activity correlated with a significant reduction of factor IX protein usage by the first two patients. The following figure shows how often each patient injected himself with factor IX protein after receiving the Coagulin-B treatment. The treatment timelines are marked off in 20-day intervals. The first half of the timeline shows the frequency at which each patient injected himself with factor IX protein before receiving the Coagulin-B treatment, as indicated by one arrow for each injection. The patients were then treated with a single administration of Coagulin-B. Based on our preclinical studies in animals, the AAV vector requires at least six to eight weeks before measurable results can be detected, as indicated in the figure by diagonal lines. Patient A has experienced a 50% reduction in factor IX protein usage over a period of more than 220 days, and patient B has experienced an 80% reduction in factor IX protein usage over a period of more than 200 days. Muscle biopsies also confirmed the presence of factor IX in the muscles of patients A and B, showing that factor IX protein is being produced. These patients began to make factor IX protein within eight weeks of being treated with Coagulin-B and after six months continue to express factor IX. The third patient, who also received a low dose, has had no significant change in factor IX protein levels or use of factor IX protein. The third patient, however, had a much lower frequency of injecting himself with factor IX protein prior to treatment with Coagulin-B. These results are extremely preliminary. We cannot guarantee that additional patients in this study will demonstrate the same results or that the current patients will continue to exhibit beneficial results.

     [The figure depicts use of factor IX by patients A and B. The figure shows two horizontal bars over a 400-day timeline for patient A and a 360-day timeline for patient B representing use of factor IX before and after AAV factor IX gene therapy. Arrows along each bar represent self-administration of recombinant factor IX for the time prior to commencement of gene therapy, for an intermittent 40-day period when no therapeutic impact is expected and during the time following the intermittent period. Patient A self-administered recombinant factor IX sixteen times prior to the commencement of gene therapy, three times during the intermittent period and nine times after the intermittent period. Patient B self-administered recombinant factor IX fifteen times prior to the commencement of gene therapy, two times during the intermittent period and two times after the intermittent period.]

  HEMOPHILIA A

     We are also developing Coagulin-A for the treatment of Hemophilia A. Like Hemophilia B, Hemophilia A is a genetic disorder found in males that is characterized by a protein deficiency in the blood, causing patients to have a reduced ability to form blood clots. Instead of lacking the protein factor IX, patients with Hemophilia A lack the protein factor VIII.

     Hemophilia A affects approximately one in every 5,000 - 10,000 males, afflicting an estimated 40,000 - 50,000 individuals in developed countries worldwide. The cost of currently available protein factor VIII can exceed $100,000 per year per patient. Because protein therapy cannot prevent bone and joint damage, each patient may require $100,000 - $150,000 in additional medical treatment costs annually. In total, we believe the cost of treating Hemophilia A patients worldwide to be over $3 billion per year.

     Preclinical Studies


     In our initial studies, mice were given AAV vectors containing the gene for factor VIII. Following an injection into the blood supply feeding the liver, our AAV vector demonstrated that it could produce sustained levels of factor VIII protein in the mice for as long as 11 months. Moreover, these levels were above the 1% of normal level known to be beneficial to humans. No side effects were observed. These data provided support for the feasibility of using the same approach with AAV vectors containing the factor VIII gene to treat human subjects.


  GAUCHER DISEASE

     Gaucher disease is a potentially fatal inherited disorder caused by a defect in the gene for a protein called glucocerebrosidase which results in abnormalities in blood cells and bone marrow cells. The 10,000-20,000 patients with the disease frequently suffer from anemia, bone damage, and enlarged livers and spleens. The disease is currently treated by replacement therapy with commercially available protein with sales approaching $500 million worldwide annually. Building on the same technology platform and principles used in the hemophilia programs, we plan to develop a product to treat Gaucher disease. We believe this approach is feasible based on our work with AAV vectors in animal models of related diseases such as Sly syndrome and Hurler's disease.

  SS-THALASSEMIA

     SS-Thalassemia is a commonly occurring genetic disease affecting millions of people worldwide. The patients are missing a red blood cell protein which results in low red blood cell count or severe anemia. Current treatment options are limited and only marginally effective, leading to a short life expectancy. A commercially available protein called erythropoietin, or "EPO," at high doses shows promise in treating this disease but is impractical due to the large amounts of protein required. As shown in the graph below, we demonstrated that an AAV vector containing the human EPO gene delivered into mouse muscle increases the number of red blood cells, referred to as the hematocrit level. These high levels have been sustained for periods beyond one year from a single administration. When this vector was injected into mice with moderate and severe SS-Thalassemia, significant improvement in the anemia and associated pathology was observed, suggesting a possible treatment for SS-Thalassemia.
     [The figure depicts the response in mice following intramuscular administration of AAV-EPO. The figure shows a chart with two graphed lines, one representing control data points and one representing AAV-EPO data points. The data points show the hematocrit levels over a period of 300 days. The line representing the AAV-EPO increases from levels of 53% to approximately 70% over a 290-day period while the line representing the control remains at a level of approximately 50% over the same time period.]

  HEREDITARY EMPHYSEMA

     The deficiency of Alpha-1 antitrypsin, a protective protein, is a hereditary defect that is estimated to affect 100,000 patients in the United States. The gene defect results in failure of the liver to produce this protein, the absence of which results in damage of the lungs leading to emphysema. A treatment using protein derived from blood has been partially effective, but the requirement for continuous levels of the protein in the blood over long periods suggests that treatment is better suited to a gene therapy approach. We hope that delivering the normal gene to patients affected by hereditary emphysema will elevate protein levels in the blood preventing the development of emphysema.

PATENTS AND INTELLECTUAL PROPERTY

     Patents and other proprietary rights are important to our business. Our policy is to file patent applications and protect technology, inventions and improvements to inventions that are commercially important to the development of our business. With respect to products, we seek patent protection on:

     - the product itself;

     - methods of using the product;

     - methods of manufacturing the product; and

     - methods of administering the product to certain tissues.

     We also rely on trade secrets, know-how, continuing technology innovations and licensing opportunities to develop and maintain our competitive position.


     As of March 3, 2000, we have ten issued U.S. patents and 20 pending U.S. patent applications, most of which have been filed internationally, in addition to rights to five additional patent applications through license arrangements. Some of the patent applications are co-owned with co-inventors or institutions. We have exclusive worldwide licenses to four patents, three of which are co-owned by us, and nine patent applications, four of which are co-owned by us. We also have non-exclusive licenses to four U.S. patents. The patents we hold or license are set to expire in the U.S. between 2008 and 2019. Under the terms of our licenses, we must pay royalties on the sales of products using the licensed technology, and in some cases are required to make payments upon the attainment of developmental milestones.



     We currently investigate and use certain gene sequences or proteins encoded by those sequences, including the factor VIII gene, and manufacturing processes that are or may become patented by others. As a result, we may be required to obtain licenses to these gene sequences or proteins or other technology in order to test, use or market products. However, we may not be able to obtain these licenses on terms favorable to us.


     We cannot assure you that other patents will issue from any of the applications by or licensed to us, or that any patent will issue on technology arising from additional research or, if patents do issue, that claims allowed will be sufficient to protect our technology. The patent application process takes several years and entails considerable expense. In addition, with respect to each of our co-owned patent applications, we have executed or are in discussions with co-inventors to execute an option to obtain an exclusive, worldwide, transferable, royalty-bearing license for the technology. In the event we are unable to negotiate exclusive rights to the co-owned technology, each co-inventor may have rights to independently make, use, offer to sell or sell the patented technology. Commercialization, assignment or licensing of the technology by a co-inventor could harm our business. The failure to obtain patent protection on our technologies or proposed products may harm our competitive position and business prospects.

     The patent positions of pharmaceutical and biotechnology firms are generally uncertain and involve complex legal and factual questions. To date, there has emerged no consistent policy regarding the breadth of claim allowed in biotechnology patents. Patent applications in the United States are maintained in secrecy until a patent issues, and we cannot be certain that others have not filed applications for technology covered by our patent applications or that we were first to file patent applications for the technology. Competitors may have filed applications for, or may have received, patents and may obtain additional patents and proprietary rights relating to compounds or processes that block or compete with our patents.

     We cannot assure you that third parties will not assert patent or other intellectual property infringement claims against us with respect to our products or technology or other matters. There may be third-party patents and other intellectual property relevant to our products and technology that are not known to us. A number of the gene sequences or proteins encoded by certain of those sequences that we are investigating or may use in our products are or may become patented by others. As a result, we may be required to obtain licenses to the gene sequences or other technology in order to test, use or market products that contain proprietary gene sequences or encode proprietary proteins. For example, in connection with our anemia program, we anticipate that we may need to obtain a license to a gene for human EPO. We cannot assure you that we will be able to obtain this or any other license on terms favorable to us, if at all.

     Patent litigation is becoming more widespread in the biotechnology industry. Litigation may be necessary to defend against or assert claims of infringement, to enforce patents issued to us, to protect trade secrets owned by us, or to determine the scope and validity of proprietary rights of third parties. Although no third party has asserted that we are infringing the third party's patent rights or other intellectual property we cannot assure you that litigation asserting these claims will not be initiated, that we would prevail in any litigation, or that we would be able to obtain any necessary licenses on reasonable terms, if at all. Any claims against us, with or without merit, as well as claims initiated by us against third parties, can be time-consuming and expensive to defend or prosecute and to resolve. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the Patent and Trademark Office to determine priority of invention, which could result in substantial cost to us, even if the outcome is favorable to us. In addition, to the extent outside collaborators apply technological information developed independently by them or by others to our product development programs or apply our technologies to other projects, disputes may arise as to the ownership of proprietary rights to the technologies.

     We also rely on a combination of trade secret and copyright law, employee and third-party nondisclosure agreements, and other protective measures to protect intellectual property rights pertaining to our products and technology. We cannot assure you that these agreements will provide meaningful protection of our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of our trade secrets, know-how or other proprietary information. In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. We cannot assure you that we will be able to protect our intellectual property successfully.

MANUFACTURING

     We have developed a proprietary manufacturing process for AAV vectors and implemented government approved manufacturing policies and procedures. The manufacturing process involves the introduction into cells of a set of genes that provide the cells with the instructions to make the AAV vector. After a period of AAV vector production, the cells are recovered, broken apart and AAV vectors are purified from the resulting mixture. We perform a set of tests to confirm the purity and activity of the material. Our manufacturing process does not involve the use of adenovirus. We have the capacity to manufacture AAV vectors in amounts sufficient to conduct clinical trials and are developing a larger scale manufacturing system to meet our future research, clinical and commercial needs. We expect to complete a new expanded manufacturing facility of approximately 10,000 square feet later this year.

COMPETITION

     The field of gene therapy drug development is new and rapidly evolving, and it is expected to continue to undergo significant and rapid technological change. We expect we will experience intense competition both from other companies in the gene therapy field and from companies that have other forms of treatment for the diseases we are targeting. We are aware of several development-stage and established enterprises, including major pharmaceutical and biotechnology firms, that are exploring gene-based drugs or are actively engaged in gene delivery research and development. These include companies making protein therapies for hemophilia, Gaucher disease, and anemia such as Amgen Inc., Aventis S.A., Bayer Corporation, Baxter Healthcare Corporation, Genzyme Corporation, Johnson & Johnson and Wyeth-Ayerst Laboratories. In addition, companies directly engaged in gene therapy product development include: Cell Genesys, Inc., Chiron Corporation, Targeted Genetics Corporation, Transkaryotic Therapies, Inc. and Urogen Corp.

     Many of our competitors or potential competitors have substantially greater financial and other resources, larger research and development staffs, and more extensive marketing and manufacturing organizations, than we do. In addition, some of them have considerable experience in preclinical testing, clinical trials and other regulatory approval procedures. There are also academic institutions, governmental agencies and other research organizations that are conducting research in areas in which we are working. They may also market commercial products, either on their own or through collaborative efforts.

     Companies that complete clinical trials, obtain required regulatory approvals and commence commercial sales of their products before their competitors may achieve a significant competitive advantage. We are aware that other companies or institutions are pursuing development of new drugs and technologies directly targeted at applications for which we are developing our drug compounds. For example, we are aware that Chiron is conducting a Phase I/II clinical trial to treat Hemophilia A using a retroviral-based system. In addition, we are aware that Transkaryotic Therapies is conducting a Phase I/II clinical trial to treat Hemophilia A using a nonviral vector-based system.

     In order to compete successfully, we must develop proprietary positions in patented products for therapeutic markets that have not been satisfactorily addressed by conventional research strategies and, in the process, expand our expertise in our AAV vector gene therapy products. Our products, even if successfully tested and developed, may not be adopted by physicians over other products and may not offer economically feasible alternatives to other therapies.

GOVERNMENT REGULATION

     The production and marketing of our proposed products and research and development activities are subject to regulation for safety, efficacy and quality by numerous governmental authorities in the United States and other countries. In the United States, pharmaceutical products are subject to rigorous regulation by the FDA under the Federal Food, Drug, and Cosmetic Act. Biological products, in addition to being subject to certain provisions of this act, are also regulated under the Public Health Service Act. These laws and the regulations promulgated thereunder govern, among other things, testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising and promotional practices and import and export of drugs and biological products. In general, the Center for Biologics Evaluation and Research holds primary responsibility for the regulation of biological products and has handled the investigational new drug, or "IND," application submissions of most gene therapy products to date. At the present time, we believe that our products will be regulated as biologics by the FDA and comparable foreign regulatory bodies. Gene therapy is, however, a relatively new technology and has not been extensively tested in humans. The regulatory requirements governing gene therapy products are uncertain and are subject to change. No gene therapy products have been approved to date in the United States or any foreign country.

     Under the National Institutes of Health guidelines for research involving recombinant DNA molecules, clinical protocols involving human gene transfer conducted at institutions receiving National Institutes of Health funds cannot be initiated without simultaneous submission of information describing the proposed clinical protocol to both the National Institutes of Health and the FDA. Submission to the National Institutes of Health shall be for registration purposes and determination regarding the necessity of full review by the Recombinant DNA Advisory Committee, or "RAC," of the National Institutes of Health. Full RAC review of an individual human gene transfer protocol can be initiated by the National Institutes of Health director or recommended to the National Institutes of Health director by three or more RAC members or other federal agencies. An individual human gene transfer protocol that is recommended for full RAC review should represent novel characteristics deserving of public discussion. Prior to submission of a human gene transfer experiment to National Institutes of Health, the principal investigator must obtain Institutional Biosafety Committee approval from each institution that will handle recombinant DNA material that is to be administered to human subjects and institutional review board, or "IRB," approval from each institution in which human subjects will undergo gene transfer. Submission of human gene transfer protocols to the FDA will be in the form of an IND application. The review process conducted by National Institutes of Health and the FDA can be unpredictable and may result in considerable time and expense to us.

     The steps required before a new drug, including a biological product, may be marketed in the United States generally include:

     - preclinical laboratory tests and preclinical animal studies;

     - the submission to the FDA of an IND application for human clinical testing, which must become effective before human clinical trials commence;

     - adequate and well-controlled human clinical trials to establish the safety and efficacy of the product;

     - the submission to the FDA of a Biologics License Application, or "BLA," for a biological product; and

     - FDA approval of the BLA prior to any commercial sale or shipment of the biological product.

     Domestic manufacturing establishments are subject to inspections at any time by the FDA and must comply with good manufacturing practices regulations enforced by the FDA through its facilities inspection program. Manufacturers of biological products also must comply with FDA general biological product standards. In addition, we have obtained a drug manufacturing license from the State of California for any of our products administered to humans, including products intended for clinical trials.

     Preclinical safety studies include laboratory evaluation of the product, as well as animal studies to assess the potential safety and, if possible, efficacy of the product. Preclinical studies must be conducted by laboratories that comply with FDA regulations regarding good laboratory practices. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may be commenced. The IND will become automatically effective 30 days after its receipt by the FDA unless the FDA indicates prior to the end of the 30-day period that it does not wish the trials to proceed as outlined in the IND. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed. We cannot assure you that submission of an IND will result in FDA authorization to commence clinical trials.

     Clinical trials must be conducted in accordance with the FDA's good clinical practice guidelines and must be approved by the IRB at the institution where the study will be conducted. The IRB will consider, among other things, safety and ethical issues, proper informed consent of the human subjects, possible issues relating to health care costs and potential liability of the institution. The IRB may require changes in a protocol, and we cannot assure you that the IRB will permit any given study to be initiated or completed.

     Clinical trials typically are conducted in three sequential phases, but the phases may overlap. Phase I typically involves the initial introduction of the drug into patients primarily to determine the drug's metabolism, pharmacokinetics and pharmacological actions in humans and the side effects associated with increasing doses. Phase II typically involves studies in a limited patient population:

     - to determine the efficacy of the drug for specific diseases;

     - to determine dosage tolerance and optimal dosage; and

     - to further identify possible adverse effects and safety risks.

     If the drug appears to be effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to evaluate efficacy and safety within an expanded patient population typically at geographically dispersed clinical study sites. We cannot assure you that Phase I, Phase II or Phase III testing will be completed successfully within any specific time period, if at all, with respect to any of our products subject to this testing. Furthermore, the FDA may suspend clinical trials at any time on various grounds, including a finding that patients are being exposed to an unacceptable health risk. FDA regulations also subject sponsors of clinical investigations to numerous regulatory requirements related to, among other things, selection of qualified investigators, proper monitoring of investigations, record keeping and record retention and notice to investigators and the FDA of any death or serious adverse reaction. In addition, the FDA may require post marketing clinical studies, sometimes referred to as Phase IV clinical trials, which will require extensive patient monitoring and record keeping and may result in restricted marketing of the product for an extended period of time.

     The results of the pharmaceutical development, preclinical studies and clinical trials are submitted to the FDA in the form of a BLA for approval of the manufacture, marketing and commercial shipment of the biological product. The testing and approval process is likely to require substantial time and effort and we cannot assure you that any approval will be granted on a timely basis, if at all. The FDA may deny a BLA if applicable regulatory criteria are not satisfied, require additional testing or information, or require post marketing testing and surveillance to monitor the safety or efficacy of a product. Moreover, if regulatory approval of a biological product is granted, this approval may entail limitations on the indicated uses for which it may be marketed. Finally, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. Among the conditions for BLA approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform to good manufacturing practices, which must be followed at all times. In complying with standards set forth in these regulations, manufacturers must continue to expend time, financial resources and effort in the area of production and quality control.

     In accordance with the Orphan Drug Act, the FDA may grant Orphan Drug status to certain drugs intended to treat a "rare disease or condition" defined as a disease or condition which affects fewer than 200,000 people in the United States, or which affects more than 200,000 people for which the cost of developing and marketing the drug will not be recovered from sales of the drug in the United States. An approved Orphan Drug may provide certain benefits including exclusive marketing rights in the United States to the drug for the approved disease for seven years following marketing approval and federal income tax credits for certain clinical trial expenses. We believe that some of our future products may qualify for Orphan Drug status but we cannot assure you that these products will receive FDA approval or that they will receive any benefit under the Orphan Drug Act. In addition, there is no assurance that potential benefits provided by the Orphan Drug Act will not be significantly limited by amendment by the United States Congress and/or reinterpretation by the FDA.

     For clinical investigation and marketing outside the United States, we are also subject to foreign regulatory requirements governing clinical trials and marketing approval for pharmaceutical products. In Europe, the approval process for the commencement of clinical trials varies from country to country. The foreign regulatory approval process includes all of the risks associated with FDA approval set forth above.

     In addition to regulations enforced by the FDA, we are also subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other federal, state and local regulations. Our research and development activities involve the controlled use of hazardous materials, chemicals, biological materials and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, we could be held liable for any damages that result from accidental contamination or injury and this liability could exceed our resources.

PRODUCT LIABILITY INSURANCE

     The manufacture and sale of medical products entail significant risk of product liability claims. We have established product liability insurance prior to beginning our clinical trials. We cannot assure you that this coverage will be adequate to protect us from any liabilities we might incur in connection with the sale or testing of our products. In addition, we may require increased product liability coverage as products are commercialized. This insurance is expensive and in the future may not be available on acceptable terms, if at all. A successful product liability claim or series of claims brought against us in excess of our insurance coverage could have a material adverse effect on our business and results of operations.

EMPLOYEES

     As of February 3, 2000, Avigen had 63 full-time employees, 17 of whom have Ph.D. or M.D. degrees, including 49 employees in research and development, and 14 in general administration and finance. We also rely on a number of part-time employees and consultants. None of our employees are represented by a collective bargaining agreement nor have we ever experienced a work stoppage. We believe that our relationship with our employees is good.

FACILITIES


     We lease approximately 23,000 square feet and sublease approximately 23,000 square feet of manufacturing, research laboratory and office space in an established commercial neighborhood in Alameda, California. Our lease and sublease expire in 2003, and we have an extension for the entire 46,000 square feet of space that runs for an additional five years and expires in 2008.



     Within our existing facilities, we have manufactured sufficient quantities of pharmaceutical-grade product to supply our ongoing clinical trials. We may need additional facilities to conduct our ongoing and planned future clinical trails.


SCIENTIFIC ADVISORY BOARD

     We have established a scientific advisory board, consisting of experts in the field of medicine, genetics and molecular biology, which reviews and evaluates our research programs and advises us with respect to technical matters in fields in which we are is involved. The members of the scientific advisory board are prominent scholars in their field and, as a result, may serve as consultants to a wide variety of companies.

     Our scientific advisory board consists of the following individuals:

                NAME                                        POSITION
------------------------------------  ----------------------------------------------------
Alan McClelland, Ph.D. (Chairman)...  Vice President, Research and Development, of Avigen.
Jef D. Boeke, Ph.D..................  Professor of Molecular Biology and Genetics at The
                                      Johns Hopkins University School of Medicine.
Katherine A. High, M.D. ............  William H. Bennett Associate Professor of Pediatrics
                                      at the University of Pennsylvania; and the Director
                                      of Research of the Hematology Division at Children's
                                      Hospital of Philadelphia.
Mark A. Israel, M.D. ...............  Professor of Neurological Surgery and Pediatrics,
                                      and Director of the Preuss Laboratory of Molecular
                                      Neuro-oncology, at the University of California, San
                                      Francisco.
Yuichi Iwaki, M.D., Ph.D............  Director of Avigen; former Professor at the
                                      University of Southern California School of Medicine
                                      in the Departments of Urology and Pathology;
                                      Director of the Transplantation Immunology and
                                      Immunogenetic Laboratory; and Visiting Professor at
                                      Tokai University School of Medicine and Nihon
                                      University School of Medicine in Japan and at the
                                      University of Pittsburgh School of Medicine.
Y.W. Kan, M.D., D.Sc................  Louis K. Diamond Professor of Hematology at the
                                      University of California at San Francisco; an
                                      Investigator of the Howard Hughes Medical Institute;
                                      and the 1991 recipient of the Albert Lasker Clinical
                                      Medical Research Award.
Mark Kay, M.D., Ph.D. ..............  Director, Program in Human Gene Therapy, and
                                      Associate Professor, Department of Pediatrics and
                                      Genetics, at Stanford University School of Medicine;
                                      a recipient of the Upjohn Achievement Award for
                                      Excellence in Clinical Pharmacology and the Henry
                                      Christian Award for Excellence in Research; and
                                      electee to the Board of Directors of the newly
                                      formed American Society of Gene Therapy.
Haig H. Kazazian, Jr., M.D..........  Professor and Chairman in the Department of Genetics
                                      at the University of Pennsylvania School of
                                      Medicine; and Director of the Cell Center Services
                                      Facility and DNA Sequencing Facility, and Medical
                                      and Laboratory Director of the Genetic Diagnostic
                                      Laboratory, of the University of Pennsylvania.
Keiya Ozawa, M.D., Ph.D.............  Professor of Molecular Biology, Institute of
                                      Hematology, at Jichi Medical School in Japan.
Jeffrey M. Rosen, Ph.D. ............  Professor of Cell Biology at Baylor College of
                                      Medicine.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table shows information about our executive officers and directors as of December 31, 1999:

              NAME                 AGE                        POSITION
---------------------------------  ---   ---------------------------------------------------
Philip J. Whitcome, Ph.D. .......  51    Chairman of the Board
John J. Monahan, Ph.D. ..........  53    President, Chief Executive Officer and Director
Thomas J. Paulson................  53    Vice President, Finance and Chief Financial Officer
                                         and Secretary
Alan McClelland, Ph.D. ..........  43    Vice President, Research and Development
Kenneth G. Chahine, Ph.D.,         34    Vice President, Business Development
  J.D. ..........................
Zola Horovitz, Ph.D..............  65    Director
Yuichi Iwaki, M.D., Ph.D. .......  50    Director
John K.A. Prendergast, Ph.D. ....  45    Director

     Drs. Horovitz and Prendergast are members of our Compensation Committee and Drs. Horovitz, Iwaki and Prendergast are members of our Audit Committee.

     Philip J. Whitcome, Ph.D. has served as a director of Avigen since December 1992. In April 1995, Dr. Whitcome was elected Chairman of the Board and from March 1996 to September 1996 he served as acting Chief Financial Officer. From 1988 to 1994, Dr. Whitcome was President and Chief Executive Officer of Neurogen Corporation, a biopharmaceutical company. From 1981 to 1988, Dr. Whitcome was employed at Amgen Inc., a biopharmaceutical company, serving most recently as Director of Strategic Planning. Prior to joining Amgen, he served as Manager of Corporate Development for Medical Products at Bristol-Myers, and held research and marketing management positions with the Diagnostics Division of Abbott Laboratories, a pharmaceutical and medical products company. Dr. Whitcome holds a Ph.D. in Molecular Biology from the University of California at Los Angeles, an M.B.A. from the Wharton School at the University of Pennsylvania and a B.S. in Physics from Providence College.

     John J. Monahan, Ph.D. has served as President, Chief Executive Officer and a director of Avigen since its inception in 1992. Prior to joining Avigen, Dr. Monahan was Vice President of Research and Development at Somatix Therapy Corporation, a gene therapy company subsequently acquired by Cell Genesys, Inc., from 1989 to 1992, where he was responsible for the initiation and development of all research programs. From 1983 to 1988, he was Director of Molecular and Cell Biology at Berlex Laboratories, a pharmaceutical company. From 1981 to 1983, he was Group Research Chief at Hoffmann La Roche, a pharmaceutical company. Dr. Monahan received his Ph.D. in biochemistry from McMaster University, Hamilton, Canada and his B.S. in science from University College, Dublin, Ireland.

     Thomas J. Paulson was appointed Vice President, Finance and Chief Financial Officer and Secretary of Avigen effective September 20, 1996. Prior to joining Avigen, Mr. Paulson was president of Paulson Associates, a biotechnology consulting firm. From its inception in 1989 until 1994, Mr. Paulson was Chief Financial Officer of Neurogen Corporation. From 1986 to 1989, he was Director of Finance at CibaCorning Diagnostics, Gilford Systems. From 1984 to 1986, Mr. Paulson served as financial director at Quidel Corporation. From 1971 to 1984, Mr. Paulson held various financial management positions at Abbott Laboratories. Mr. Paulson holds an M.B.A. from the University of Chicago Graduate School of Business and a B.B.A. in Accounting from Loyola University in Chicago.

     Alan McClelland, Ph.D. was appointed Vice President, Research and Development in April of 1999. From 1997 until joining Avigen, Dr. McClelland was Vice President of Research at Genetic Therapy, Inc., a Novartis company, and from 1992 to 1997 served as its Director of Molecular and Cell Biology. From 1985 to 1992, Dr. McClelland was a Senior Researcher with Molecular Therapeutics, Inc., a research and discovery unit of Bayer AG. Dr. McClelland conducted postdoctoral research at Yale University, and holds a Ph.D. from the University of London. Dr. McClelland graduated with a first class honors B.S. degree in Molecular Biology from the University of Edinburgh, Scotland.

     Kenneth Chahine, Ph.D., J.D. was appointed Vice President, Business Development in February of 1998. Prior to joining Avigen, Dr. Chahine worked at the patent law firm of Madson and Metcalf, P.C. in Salt Lake City from 1994 to 1998. Between 1992 and 1993, Dr. Chahine worked as a research scientist at Parke-Davis Pharmaceuticals and held another research scientist post at the University of Utah Department of Human Genetics from 1994 through 1996. Dr. Chahine also serves as Western Regional News and Legal Correspondent for Nature Biotechnology. Dr. Chahine holds a J.D. from the University of Utah and a Ph.D. in Biochemistry and Molecular Biology form the University of Michigan.

     Zola Horovitz, Ph.D. has served as a director of Avigen since November 1994. From 1991 through May 1994, Dr. Horovitz served as Vice President, Business Development and Planning and from 1990 to 1991 as Vice President, Licensing at Bristol-Myers Squibb Co., a pharmaceutical and health care products company. Prior to this, Dr. Horovitz served from 1959 through 1989 in various positions at the Squibb Institute for Medical Research, including Vice President, Research, Planning & Scientific Liaison, Vice President, Drug Development, and Vice President, Biological and Pharmaceutical R&D. Dr. Horovitz currently serves on the Board of Directors of BioCryst Pharmaceuticals, Inc., Diacrin, Inc., Roberts Pharmaceuticals, Magainin Pharmaceuticals, Procept Corp., Synaptic Pharmaceuticals and Clinicor, Inc., all of which are biotechnology companies. From 1975 through 1993 Dr. Horovitz served on the Scientific Advisory Council at Princeton University and from 1976 through 1989 on the Advisory Board of Rutgers University College of Pharmacy. Dr. Horovitz received a Ph.D. in Pharmacology, and both a M.S. in Pharmacology and B.S. in Pharmacy from the University of Pittsburgh.

     Yuichi Iwaki, M.D., Ph.D. has served as a director of Avigen since November 1994. Since 1992, Dr. Iwaki has held two professorships at the University of Southern California School of Medicine in the Departments of Urology and Pathology, and is Director of the Transplantation Immunology and Immunogenetic Laboratory. In addition, he holds visiting professorships at University of California, Irvine, School of Medicine and Nihon University School of Medicine in Japan and at the University of Pittsburgh School of Medicine. Prior to joining the University of Southern California Medical School faculty in 1992, Dr. Iwaki held professorships at the University of Pittsburgh in the Departments of Surgery and Pathology from 1989 through 1991. Dr. Iwaki received an M.D. and a Ph.D. from Sapporo Medicine School in Sapporo, Japan.

     John K.A. Prendergast, Ph.D. is a co-founder of Avigen and has served as a director of Avigen since December 1992. He is currently President of SummerCloud Bay Inc., a consulting firm providing services to the biotechnology industry. From December 1992 to March 1996, Dr. Prendergast also served as a Vice President and the Treasurer of Avigen. Dr. Prendergast served as a Managing Director of Paramount Capital Investments, LLC, The Castle Group, Ltd., a medical technology venture capital firm, from 1991 to 1996. Dr. Prendergast is a co founder and director of a number of publicly held biotechnology companies including AVAX Technologies, Inc., Palatin Technology Inc., and Xenometrix Inc. Dr. Prendergast received M.Sc. and Ph.D. degrees from the University of New South Wales, Sydney, Australia and a C.S.S. in Administration and Management from Harvard University.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information regarding the ownership of our common stock as of December 31, 1999 by: (i) each director; (ii) each of the executive officers named below; (iii) all of our executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock. Except as otherwise indicated below, each person has sole voting and investment power with respect to the shares shown as beneficially owned by them.



                                                            BENEFICIAL OWNERSHIP
                                                             PRIOR TO OFFERING
                                                       ------------------------------
                                                                      SHARES ISSUABLE
                                                                        PURSUANT TO
                                                                        OPTIONS AND         PERCENTAGE
                                                          TOTAL          WARRANTS       BENEFICIALLY OWNED
                                                        NUMBER OF       EXERCISABLE             (%)
                                                          SHARES      WITHIN 60 DAYS    -------------------
                                                       BENEFICIALLY   OF DECEMBER 31,    BEFORE     AFTER
              NAME OF BENEFICIAL OWNER                    OWNED            1999         OFFERING   OFFERING
-----------------------------------------------------  ------------   ---------------   --------   --------
Lindsay A. Rosenwald, M.D.(1)........................     996,924          15,482         6.6        5.2
Philip J. Whitcome, Ph.D.(2).........................     543,910         526,723         3.5        2.8
John J. Monahan, Ph.D.(3)............................     281,964         231,304         1.9        1.5
Yuichi Iwaki, M.D., Ph.D.(4).........................     197,358         153,077         1.3        1.0
John K. A. Prendergast, Ph.D.........................      73,520          58,608           *          *
Zola Horovitz, Ph.D. ................................      23,465          23,465           *          *
Thomas J. Paulson....................................      84,323          81,323           *          *
Kenneth G. Chahine, Ph.D., J.D. .....................       7,187           7,187           *          *
All executive officers and directors as a group
  (8 persons)........................................   1,219,220         864,847         7.7        6.1


-------------------------
 *  Less than one percent.


(1) Dr. Rosenwald's address is 787 Seventh Avenue, 48th Floor, New York, N.Y. 10019. Dr. Rosenwald has sole voting and investment power with respect to 319,393 shares of common stock, all of which are outstanding, including 44,803 shares of common stock held by June Street Corporation and 44,803 shares of common stock held by Huntington Street Corporation. Dr. Rosenwald is the president of each of June Street Corporation and Huntington Street Corporation. Dr. Rosenwald has shared voting and investment power with respect to 677,531 shares, which include:

     - 208,662 shares of common stock, including 4,724 shares of common stock issuable upon exercise of warrants, held by Aries Domestic Fund, L.P.;

     - 31,867 shares of common stock, including 117 shares of common stock issuable upon exercise of warrants, held by the Aries Domestic Fund II, L.P.; and

     - 437,002 shares of common stock, including 6,025 shares of common stock issuable upon exercise of warrants, held by The Aries Master Fund, a Cayman Island exempted company.

     Paramount Capital Asset Management, Inc. is the general partner of each of Aries Domestic Fund, L.P. and Aries Domestic Fund II, L.P. and the investment manager of The Aries Master Fund. Dr. Rosenwald is the chairman and sole shareholder of Paramount Capital Asset Management, Inc.

(2) Includes 17,187 shares of common stock held by the Whitcome Family Trust. Dr. Whitcome is a trustee of the Whitcome Family Trust and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(3) Includes 115,652 shares held by Nazil Monahan over which Dr. Monahan has voting rights.

(4) Includes 3,000 shares of common stock held in the names of members of Mr. Iwaki's immediate family. Also includes 5,130 shares of common stock, and warrants to purchase 3,221 shares of common stock held by the Aries Domestic Fund and warrants to purchase 37,081 shares of common stock held by Iwaki & Associates. Dr. Iwaki is a director of the Aries Domestic Fund and partner of Iwaki & Associates and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to the underwriter, the number of shares set forth opposite the name of the underwriter.


                                                               NUMBER
                            NAME                              OF SHARES
                            ----                              ---------
Salomon Smith Barney Inc....................................
CIBC World Markets Corp.....................................
ING Barings LLC.............................................
                                                              ---------
     Total..................................................  2,000,000
                                                              =========


     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and other conditions, including receipt of certificates from us, receipt of letters from our accountants, the status of the trading of our common stock on the Nasdaq National Market or securities on the New York Stock Exchange or the Nasdaq National Market and the absence of a banking moratorium, hostilities or a crisis. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a
concession not in excess of $     per share. The underwriters may allow, and the
dealers may reallow, a concession not in excess of $     per share on sales to
other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.


     We have granted the underwriters a 30-day option to purchase up to an additional 300,000 shares to cover over-allotments, if any. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent this option is exercised, each underwriter will be obligated, subject to the conditions stated above, to purchase a number of additional shares approximately proportionate to the underwriter's initial purchase commitment.


     Our officers and directors have agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     The common stock is quoted on the Nasdaq National Market under the symbol "AVGN."

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                       PAID BY US
                                                              ----------------------------
                                                              NO EXERCISE    FULL EXERCISE
                                                              -----------    -------------
Per share...................................................    $               $
Total.......................................................    $               $

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purchase of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

     Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     In addition, in connection with this offering, the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when this limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

     We estimate that the total expenses, excluding underwriting discounts and commissions, of this offering will be $625,000.

     We have agreed to indemnify the underwriters against liabilities to which they may become subject, including liabilities that may arise under the Securities Act of 1933, the Securities Exchange Act of 1934 or other federal or state statutory law or regulation, at common law or otherwise or to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

                                 LEGAL MATTERS

     The validity of the common stock being offered in this prospectus will be passed upon for us by Cooley Godward LLP, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended June 30, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in this registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the reporting requirements of the Securities Exchange Act of 1934 and in accordance with its requirements file annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission, or the "Commission." These reports, proxy statements and other information may be inspected, and copies of these materials may be obtained upon payment of the prescribed fees, at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, Suite 1300, N.W., Washington D.C. 20549, as well as at the Commission's Regional Offices at Seven World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may obtain more information on the operation of the Commission's Public Reference Section by calling the Commission at (800) SEC-0330. In addition, we are required to file electronic versions of these materials with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system.

     The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Our common stock is quoted on the Nasdaq National Market, and reports and other information concerning us may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006-1500.

     We have filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and the schedules thereto. For further information with respect to us and our common stock, you should read the Registration Statement, including its exhibits and schedules. Statements contained in this prospectus, including documents incorporated by reference, as to the contents of any contract or other document referred to are not necessarily complete, and, with respect to any contract or other document filed as an exhibit to the Registration Statement, each statement is qualified in all respects by reference to the corresponding exhibit. Copies of the Registration Statement and its exhibits are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the Commission's Public Reference Section, as well as at the Commission's Regional Offices in New York 10048 and Chicago, at the addresses listed above. Copies of these materials can be obtained from the Public Reference Section of the Commission, upon payment of the prescribed fees or via the EDGAR database.

                           INCORPORATION BY REFERENCE

     The Commission allows us to "incorporate by reference" information we file with them into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Commission will automatically update and supersede the information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the Commission. These documents contain important information about us and our financial condition.

     - Our Annual Report on Form 10-K for the year ended June 30, 1999, as amended by our Form 10-K/A filed with the Commission on February 11, 2000;

     - Our Quarterly Reports on Form 10-Q for the quarters ended September 30, 1999 and December 31, 1999;

     - Our current report on Form 8-K filed February 3, 2000; and

     - The description of the common stock contained in our Registration Statement on Form 8-A, as filed on April 22, 1996 with the SEC under the Securities Exchange Act of 1934 September 29, 1997.

     We incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, whether before or after the effective date of the registration statement of which this prospectus forms a part.

     You should consider any statement contained in a document incorporated or considered incorporated by reference into this prospectus to be modified or superseded to the extent that a statement contained in this prospectus, or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus, modifies or conflicts with the earlier statement. You should not consider any statement modified or superseded, except as so modified or superseded, to constitute a part of this prospectus.

     You may request a copy of these filings at no cost by writing or telephoning us at the following address: 1201 Harbor Bay Parkway, Suite 1000, Alameda, California 94502, telephone number (510) 748-7150.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                2,000,000 SHARES


                                  AVIGEN, INC.
                                  COMMON STOCK

                                 [AVIGEN LOGO]
                                  ------------
                                   PROSPECTUS
                                           , 2000
                                  ------------

                              SALOMON SMITH BARNEY
                               CIBC WORLD MARKETS
                                  ING BARINGS

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, all of which will be paid by the registrant, in connection with the distribution of the Common Stock being registered. All amounts are estimated, except the SEC Registration Fee, the NASD Filing Fee and the Nasdaq National Market Filing Fee:

SEC Registration Fee........................................    $ 77,266
Nasdaq Additional Listing Fees..............................    $ 17,500
NASD Fee....................................................      29,768
Accounting Fees.............................................    $ 40,000
Legal Fees and Expenses.....................................    $350,000
Printing and Engraving......................................    $100,000
Miscellaneous...............................................    $ 10,466
                                                                --------
  Total.....................................................    $625,000
                                                                ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant's Restated Certificate of Incorporation provides that directors of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the General Corporation Law of the State of Delaware. The Registrant's Restated Bylaws provide for indemnification of officers and directors to the full extent and in the manner permitted by Delaware law. Section 145 of the Delaware General Corporation Law makes provision for such indemnification in terms sufficiently broad to cover officers and directors under certain circumstances for liabilities arising under the Securities Act of 1933.

     The Registrant has entered into indemnification agreements with each director which provides indemnification under certain circumstances for acts and omissions which may not be covered by any directors' and officers' liability insurance.

ITEM 16. EXHIBITS


EXHIBIT
NUMBER                               EXHIBITS
-------                              --------
  1.1**    Form of Underwriting Agreement
  4.1*     Specimen Common Stock Certificate
  5.1**    Opinion of Cooley Godward LLP
 23.1      Consent of Ernst & Young LLP, Independent Auditors
 23.2      Consent of Cooley Godward LLP. Reference is made to Exhibit
           5.1
 24.1**    Power of Attorney


------------------
 * Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 333-3220) and incorporated herein by reference.


** Previously filed.


ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions described in Item 15 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alameda, County of Alameda, State of California, on April 11, 2000.


                                          AVIGEN, INC.

                                          By:       /s/ JOHN MONAHAN
                                            ------------------------------------
                                                    John Monahan, Ph.D.
                                             President, Chief Executive Officer
                                                         and Director


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



                     SIGNATURE                                      TITLE                      DATE
                     ---------                                      -----                      ----
                 /s/ JOHN MONAHAN                    President, Chief Executive Officer   April 11, 2000
---------------------------------------------------             and Director
                John Monahan, Ph.D.                     (Principal Executive Officer)

               /s/ THOMAS J. PAULSON                    Vice President Finance, Chief     April 11, 2000
---------------------------------------------------    Financial Officer and Secretary
                 Thomas J. Paulson                     (Principal Accounting Officer)

                         *                                  Chairman of the Board         April 11, 2000
---------------------------------------------------
             Philip J. Whitcome, Ph.D.

                         *                                        Director                April 11, 2000
---------------------------------------------------
               Zola Horovitz, Ph.D.

                         *                                        Director                April 11, 2000
---------------------------------------------------
             Yuichi Iwaki, M.D., Ph.D.

                         *                                        Director                April 11, 2000
---------------------------------------------------
               John K.A. Prendergast

               *By: /s/ JOHN MONAHAN
   ---------------------------------------------
                   John Monahan
                 Attorney-in-Fact

                                 EXHIBIT INDEX


    EXHIBIT
    NUMBER                              EXHIBITS
    -------                             --------
     1.1**    Form of Underwriting Agreement
     4.1*     Specimen Common Stock Certificate
     5.1**    Opinion of Cooley Godward LLP
    23.1      Consent of Ernst & Young LLP, Independent Auditors
              Consent of Cooley Godward LLP. Reference is made to Exhibit
    23.2      5.1
    24.1**    Power of Attorney


------------------
 * Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 333-3220) and incorporated herein by reference.

** Previously filed.